Exhibit 99.2

GREAT PANTHER MINING LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020

GREAT PANTHER MINING LIMITED	Page 1
Management’s Discussion & Analysis

TABLE OF CONTENTS

PROFILE	3
SIGNIFICANT EVENTS	4
MINING OPERATIONS	6
ADVANCED PROJECTS	13
RESULTS OF OPERATIONS	14
SUMMARY OF SELECTED QUARTERLY INFORMATION	22
GUIDANCE AND OUTLOOK	24
LIQUIDITY AND CAPITAL RESOURCES	25
TRANSACTIONS WITH RELATED PARTIES	28
CRITICAL ACCOUNTING ESTIMATES	28
CHANGES IN ACCOUNTING POLICIES	29
NEW ACCOUNTING STANDARDS	29
FINANCIAL INSTRUMENTS	29
SECURITIES OUTSTANDING	29
NON-GAAP MEASURES	29
INTERNAL CONTROLS OVER FINANCIAL REPORTING	39
DISCLOSURE CONTROLS AND PROCEDURES	39
TECHNICAL INFORMATION	40
CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS	40
CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES	46

GREAT PANTHER MINING LIMITED	Page 2
Management’s Discussion & Analysis

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of Great Panther Mining Limited (“Great Panther” or the “Company”) for the three and nine-month periods ended September 30, 2020 and the notes related thereto, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as well as the annual audited consolidated financial statements for the year ended December 31, 2019, which are in accordance with IFRS, the related annual MD&A (“2019 MD&A”), and the Form 40-F/Annual Information Form (“AIF”) on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities.

All information in this MD&A is current as at November 4, 2020, unless otherwise indicated. All dollar amounts are expressed in US dollars (“USD”) unless otherwise noted. References may be made to the Brazilian real (“BRL”), Mexican peso (“MXN”), Australian dollar (“AUD”) and Canadian dollar (“CAD”).

This MD&A contains forward-looking statements and should be read in conjunction with the Cautionary Statement on Forward-Looking Statements section at the end of this MD&A.

This MD&A contains references to non-Generally Accepted Accounting Principles (“non-GAAP”) measures. Refer to the section entitled Non-GAAP Measures for explanations of these measures and reconciliations to the Company’s reported financial results. As these non-GAAP measures do not have standardized meanings under IFRS, they may not be directly comparable to similarly titled measures used by others. Non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Some tables and summaries contained in this MD&A may not sum exactly, due to rounding.

PROFILE

Great Panther is an intermediate precious metals mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American trading under the symbol GPL. The Company has three wholly owned mining operations including the Tucano gold mine (“Tucano”), which produces gold doré and is located in Amapá State in northern Brazil. In Mexico, Great Panther operates the Topia mine (“Topia”) in the state of Durango, which produces concentrates containing silver, gold, lead and zinc, and the Guanajuato Mine Complex (the “GMC”) in the state of Guanajuato. The GMC comprises the Guanajuato mine (“Guanajuato”), the San Ignacio mine (“San Ignacio”), and the Cata processing plant, which produces silver and gold concentrates.

On March 5, 2019, Great Panther acquired Beadell Resources Limited (“Beadell”) (the “Acquisition”), a gold mining company previously listed on the Australian Securities Exchange, which owned and operated Tucano. Tucano is part of an expansive set of exploration tenements, which are highly prospective and located in the under-explored ‘Birimian age’ greenstone terrane.

Great Panther also owns the Coricancha Mine Complex (“Coricancha”), a gold-silver-copper-lead-zinc mine and 600 tonnes per day processing facility. Coricancha is located in the central Andes of Peru, approximately 90 kilometres east of Lima. Coricancha is on care and maintenance, and the Company is establishing the conditions under which a restart of production can be implemented.

Great Panther also owns several exploration properties which include: El Horcón, Santa Rosa, and Plomo in Mexico, and Argosy in Canada. The El Horcón property is located 100 kilometres by road northwest of Guanajuato, Santa Rosa is located 15 kilometres northeast of Guanajuato, and the Plomo property is located in Sonora, Mexico. The Argosy property is located in the Red Lake Mining District in northwestern Ontario, Canada.

Additional information on the Company, including its AIF, can be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml or on the Company’s website at www.greatpanther.com.

GREAT PANTHER MINING LIMITED	Page 3
Management’s Discussion & Analysis

SIGNIFICANT EVENTS

COVID-19 Response and Considerations

Great Panther has been closely monitoring the effects of the spread of the coronavirus respiratory disease (“COVID-19”) with a focus on the jurisdictions in which the Company operates and its head office location in Canada.  The rapid worldwide spread of COVID-19 has resulted in governments implementing restrictive measures to curb the spread of the virus.  During this period of uncertainty, Great Panther’s priority is to safeguard the health and safety of personnel and host communities, support and enforce government actions to slow the spread of COVID-19 and to assess and mitigate the risks to our business continuity. As of the date of this MD&A, mining and processing operations at Tucano, the GMC, and Topia are operating without any significant impacts related to COVID-19.

In response to the increased rate of spread of COVID-19 infection, including the high incidence of infection in areas where the Company operates, the Company has developed and implemented COVID-19 prevention, monitoring and response plans following the guidelines of the World Health Organization and the governments and regulatory agencies of each country in which it operates to ensure a safe work environment at its offices and sites.  There is no assurance the Company’s plans and protocols will be effective in stopping the spread of the COVID-19 virus and the Company may experience an increase in COVID-19 infection amongst its employees and contractors even with adoption of enhanced safety protocols and safeguards.

On April 2, 2020 the Company commenced an orderly suspension of mining and processing activities at the GMC and Topia in compliance with the directive of the Mexican Federal Government announced on March 31, 2020 to mitigate the spread of COVID-19.  The first directive required suspension of activities until April 30, 2020 and was subsequently extended to May 30, 2020.  On June 3, 2020, the Company restarted mining operations in Mexico following a government order adding mining to the list of essential services.  The restart followed a phased approach to accommodate new protocols in response to COVID-19.  Some administrative and technical staff continue to work from home.

The Company has prepared contingency plans if there is a full or partial shutdown at any of its operations and is prepared to act quickly to implement them.  If authorities seek to restrict mining activities to mitigate the spread of COVID-19 or if the Company faces workforce shortages as a result of the spread, the Company will endeavour to do so in a manner to satisfy authorities and address workforce availability without executing a complete shutdown. The Company cannot provide assurance there will not be interruptions to its operations in the future.

Topia

Phase II and Phase III Tailings Storage Facilities

As disclosed on March 9, 2020, Great Panther ceased depositing tailings on the Topia Phase II tailings storage facility ("TSF") following a recommendation from the Company's independent tailings management and geotechnical consultants.

During the suspension of non-essential activities due to COVID-19, Great Panther continued monitoring the conditions on Phase II and installed additional geotechnical instrumentation. In addition, tests were carried out to determine the state of the tailings in Phase I. Extensive work has been carried out to identify and reduce the flow of water into the base of the TSF. Monitoring indicates it is safe to return to stacking in Phase II. Deposition at Phase II was restarted on the basis of continued positive results of monitoring and an interim stacking plan for Phase II received from a third-party consultant with strict control on sequence and compaction level. The Company has also received the required permit for Phase III, which will be available for use after constructing retaining walls and erosion controls around the base of the facility with an expected completion in the second quarter of 2021, provided no additional COVID-19 related delays occur.

The Company cannot provide assurance that it will be successful in preventing further movement of the tailings and the risk of suspension of operations. Any movement of the material underlying the TSF could result in significant environmental damage, potential loss of life and property and consequential liability to the Company.

GREAT PANTHER MINING LIMITED	Page 4
Management’s Discussion & Analysis

Coricancha

Coricancha is on care and maintenance while Great Panther evaluates conditions for a restart of the mine. The evaluation has included a Preliminary Economic Assessment (“PEA”) completed in 2018 and a Bulk Sample Program (“BSP”) completed in June 2019. In the fourth quarter of 2019, the Company initiated a limited mining and processing campaign of approximately 25,000 tonnes. These activities were temporarily suspended following the Peruvian government-mandated restrictions associated with the National State of Emergency announced on March 16, 2020 in response to the COVID-19 virus, which was lifted on May 24, 2020, and the Company resumed the processing campaign and continued with its evaluation activities.

If the conditions for restart are not satisfied, the Company may examine options for closure. The Company may initiate a restart of Coricancha without first establishing reserves due to (i) the existing processing plant facility, (ii) the low initial capital costs to re-establish underground workings, and (iii) the Company’s knowledge of the mine and resource base. If a restart of operations does occur and its production decision is not based on any feasibility studies of Mineral Reserves demonstrating economic and technical viability, there may be increased uncertainty and risks with respect to revenues, cash flows and profitability of such operations, the potential to achieve any particular level of recovery, the costs of such recovery, the rates and costs of production and the life of mine plan, developed and studied as part of the BSP.

Inaugural Sustainability Report

On September 14, 2020, Great Panther announced the publication of its first Sustainability Report highlighting the progress, initiatives and commitments in the areas of health, safety, environmental, social, and governance management. The 2019 Sustainability Report is available on the Company’s website, under the heading Sustainability.

Great Panther’s 2019 Sustainability Report was prepared in accordance with the ‘Core’ Global Reporting Initiative (“GRI”) Standards and the GRI Mining & Metals Sector Disclosures. The report is Great Panther’s annual commitment to transparent disclosure on non-financial performance across the material topics identified by the Company’s internal and external stakeholders.

GREAT PANTHER MINING LIMITED	Page 5
Management’s Discussion & Analysis

MINING OPERATIONS

Consolidated operations

	Q3 2020	Q3 2019	Change	% Change	Nine months ended September 30, 2020	Nine months ended September 30, 2019[1]		Change	% Change
Total material mined – Tucano (tonnes)	5,687,291	6,908,097	(1,220,806)	-18%	18,877,807	13,486,171	[1]	5,391,636	40%
Ore mined – Tucano (tonnes)	381,865	548,082	(166,217)	-30%	1,199,557	1,186,788	[1]	12,769	1%
Ore mined – Mexico (tonnes)	65,505	65,372	133	0%	156,996	198,034		(41,038)	-21%
Tonnes milled – Tucano	823,353	747,498	75,855	10%	2,457,187	1,660,347	[1]	796,840	48%
Tonnes milled – Mexico (excluding custom milling)	65,393	65,762	(369)	-1%	158,894	199,303		(40,409)	-20%
Tonnes milled – consolidated operations (excluding custom milling)	888,746	813,260	75,486	9%	2,616,081	1,859,650	[1]	756,431	41%
Consolidated production
Gold (ounces)	34,031	39,651	(5,620)	-14%	99,329	81,405	[1]	17,924	22%
Silver (ounces)	375,247	418,032	(42,785)	-10%	892,621	1,106,131		(213,510)	-19%
Lead (tonnes)	457	539	(82)	-15%	1,021	1,474		(453)	-31%
Zinc (tonnes)	565	689	(124)	-18%	1,420	1,926		(506)	-26%
Gold equivalent ounces (“Au eq oz”) produced[2]	39,788	47,374	(7,586)	-16%	113,054	102,156	[1]	10,898	11%
Consolidated sales
Gold ounces sold	35,179	43,025	(7,846)	-18%	99,063	81,064	[1]	17,999	22%
Au eq oz sold[2]	40,489	50,118	(9,629)	-19%	112,029	100,121	[1]	11,908	12%
Cost metrics
Cash cost per gold ounce sold[3]	$712	$1,014	$(302)	-30%	$808	$976		$(168)	-17%
All-in sustaining costs (“AISC”) per gold ounce sold, excluding corporate G&A expenditures[3]	$1,023	$1,310	$(287)	-22%	$1,221	$1,272		$(51)	-4%
AISC per gold ounce sold[3]	$1,123	$1,377	$(254)	-18%	$1,331	$1,378		$(47)	-3%

1	The comparative data presented for the nine months ended September 30, 2019 is for the period from March 5, 2019 to September 30, 2019, the period for which the Company owned Tucano following the Acquisition.

2	Gold equivalent ounces are referred to throughout this document. For 2020, Au eq oz were calculated using a 1:90 Au:Ag ratio, and ratios of 1:0.0006412 and 1:0.0007554 for the price/ounce of gold to price/pound of lead and zinc, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2020. Comparatively, Au eq oz for 2019 were calculated using a 1:80 Au:Ag ratio, and ratios of 1:0.000795 and 1:0.00102258 for the price/ounce of gold to price/pound of lead and zinc, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2019.

3	The Company has included the non-GAAP performance measures cash cost per gold ounce sold, AISC per gold ounce sold excluding corporate G&A expenditures and AISC per gold ounce sold throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER MINING LIMITED	Page 6
Management’s Discussion & Analysis

Tucano

	Q3 2020	Q3 2019	Change	% Change	Nine months ended September 30, 2020	Nine months ended September 30, 2019[1]		Change	% Change
Mining and processing
Ore mined (tonnes)	381,865	548,082	(166,217)	-30%	1,199,557	1,186,788	[1]	12,769	1%
Ore mined grade (g/t)	2.22	1.90	0.32	17%	1.90	1.65		0.25	15%
Total waste mined (tonnes)	5,305,426	6,360,015	(1,054,589)	-17%	17,678,249	12,299,383		5,378,866	44%
Total material mined (tonnes)	5,687,291	6,908,097	(1,220,806)	-18%	18,877,807	13,486,171		5,391,636	40%
Strip ratio	14.2	11.6	2.6	22%	16.0	10.6		5.4	51%
Tonnes milled	823,353	747,498	75,855	10%	2,457,187	1,660,347		796,840	48%
Plant head grade (g/t)	1.31	1.62	(0.31)	-19%	1.30	1.45		(0.15)	-10%
Plant gold recovery (%)	92.1%	93.2%	-1.1%	-1%	91.3%	92.2%		-0.9%	-1%
Production
Gold ounces	31,803	36,317	(4,514)	-12%	93,400	71,380	[1]	22,020	31%
Sales
Gold ounces	33,112	40,024	(6,912)	-17%	93,375	71,808	[1]	21,567	30%
Cost metrics
Cost per tonne milled[2]	$32	$57	$(25)	-44%	$32	$43		$(11)	-26%
Cash cost per gold ounce sold[2]	$804	$1,063	$(259)	-24%	$839	$1,006		$(167)	-17%
AISC per gold ounce sold[2]	$1,061	$1,327	$(266)	-20%	$1,209	$1,268		$(59)	-5%

The following discusses the changes in results for the third quarter of 2020 compared with the third quarter of 2019 unless otherwise noted.

Tucano gold production decreased by 12% primarily due to lower gold grade and recovery as a result of the processing of lower grade stockpiles to supplement for lower ore mining rates as a result of mining at the base of the Urucum Central North pit which is more limited in terms of mining capacity. This was in line with the mine plan for the quarter. The Company expects production at Tucano for 2020 to be in line with its guidance of 120,000 to 130,000 gold ounces. For additional information concerning Tucano’s 2020 production guidance, including key assumptions and risks, refer to Guidance and Outlook in this MD&A and Cautionary Statement on Forward-Looking Statements.

Cash cost per gold ounce sold decreased by $259 mainly due to higher BRL production costs ($19 per gold ounce sold), and the weakening of the BRL against the USD, which had the effect of reducing production costs in USD terms by $278.

AISC decreased by $266 per gold ounce sold primarily due to the $259 decrease in cash cost as described above, lower stripping costs ($47 per gold ounce sold), lower capital expenditures ($4 per gold ounce sold), and lower lease liability payments ($19 per gold ounce sold). These were partly offset by the impact of lower gold ounces sold which increased AISC per gold ounce sold basis ($55 per gold ounce sold) and increases in other costs ($8 per gold ounce sold).

1	The comparative data presented for the nine months ended September 30, 2019 is for the period from March 5, 2019 to September 30, 2019, the period for which the Company owned Tucano following the Acquisition.

2	The Company has included the non-GAAP performance measures cost per tonne milled, cash cost per gold ounce sold, AISC per gold ounce sold throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER MINING LIMITED	Page 7
Management’s Discussion & Analysis

Tucano UCS Pit

Great Panther expects to have a completed report in the current quarter from its independent geotechnical consultant on a program for the remediation of the UCS pit at Tucano as a result of the incident as reported in the Company’s news releases on October 7, 2019, and October 15, 2019,. Based on the results of geotechnical drilling and analyses performed to date, the consultant has given recommendations regarding slope angles and mining from 161 metres above sea level (“MASL”) to 111 MASL. Mining below 111 MASL requires further evaluation, primarily related to water drainage. Mining of the free diggable material commenced in July and was suspended in September while the consultant completed its analyses. Mining of UCS restarted at 161 MASL in late October and the Company expects to fully recover UCS.

Exploration

	Three months ended September 30,		Nine months ended September 30,
Metres	2020	2019	2020	2019
Total metres of exploration drilling	9,265	6,360	22,834	9,813

The drilling program on the TAP AB trend was completed with three diamond drills and a reverse circulation (“RC”) drill. The objective of the program was to allow the conversion of resources below the current pit and along strike, to reserves and was comprised of a total of 9,725 metres of drilling including 2,475 metres during the third quarter that resulted in a number of high-grade intersections which, together with other intersections, indicated continuity of the zone. Refer to the Company’s press release dated June 23, 2020, for details of the initial drill results. These results are being incorporated into a new Mineral Reserve and Mineral Resource estimate ("MRMR") expected to be announced by the end of 2020, followed by an updated NI 43-101 technical report.

With the completion of the current phase of drilling at TAP AB, focus moved to Urucum North where 2,426 metres was drilled targeting and extending a shallow resource panel that forms part of the underground mining project. Deeper drilling will be conducted in the current quarter to gather more information on the extent of the deeper high-grade ore shoots. A decision on whether to proceed with a feasibility study for an underground mine is anticipated following the completion of the underground drill program and update of the geological model. There are a further two diamond drills operating on the Urucum East deposit where infill resource drilling and step out drilling are being carried out to test for additional ore shoots. In the third quarter of 2020, combined RC and diamond drilling were completed at Urucum East totalling 1,934 metres.

Regional exploration drilling during the third quarter totaled 2,416 metres and totaled 8,749 for the nine months ended September 30, 2020. During the third quarter of 2020, a full re-interpretation of the regional exploration datasets was carried out and an exploration model developed for the terrane. This has led to the definition of highly prospective exploration corridors which will commence to be evaluated during the current quarter. A 1,223 metre auger program and more detailed interpretation of multi-element soil geochemistry has led to the upgrading of the Saraminda anomaly to a high priority rotary air blast (“RAB”) drilling target. The focus of the regional exploration program in the current quarter is on diamond drill testing of the Mutum anomaly, where an additional 1,193 metres of RAB drilling was completed during the quarter. In addition, an extensive program of soil and stream sediment sampling has been undertaken to both maintain compliance on tenements and evaluate other priority exploration corridors of the regional land package.

GREAT PANTHER MINING LIMITED	Page 8
Management’s Discussion & Analysis

Guanajuato Mine Complex

Although Great Panther’s primary metal produced by value is gold as a result of the Acquisition, the Company continues to use and report cost metrics per payable silver ounce to manage and evaluate operating performance at the GMC, as silver continues to represent a significant portion of its production.

	Q3 2020	Q3 2019	Change	% Change	Nine months ended September 30, 2020	Nine months ended September 30, 2019	Change	% Change
Tonnes mined	45,212	45,067	145	0%	109,896	138,128	(28,232)	-20%
Tonnes milled	45,101	44,001	1,100	2%	111,463	138,900	(27,437)	-20%
Production
Silver (ounces)	161,927	143,807	18,120	13%	392,691	410,326	(17,635)	-4%
Gold (ounces)	1,919	2,991	(1,072)	-36%	5,220	8,949	(3,729)	-42%
Silver equivalent ounces (“Ag eq oz”) [1]	334,675	383,072	(48,397)	-13%	862,505	1,126,216	(263,711)	-23%
Average ore grades
Silver (g/t)	131	119	12	10%	128	108	20	19%
Gold (g/t)	1.59	2.47	(0.88)	-36%	1.74	2.34	(0.60)	-26%
Metal recoveries
Silver	85.5%	85.6%	-0.1%	0%	85.4%	84.8%	0.6%	1%
Gold	83.4%	85.4%	-2.0%	-2%	83.9%	85.5%	-1.6%	-2%
Sales
Payable silver ounces	157,628	127,834	29,794	23%	384,192	387,420	(3,228)	-1%
Gold ounces sold	1,873	2,787	(914)	-33%	5,156	8,508	(3,352)	-39%
Ag eq oz sold[1]	326,267	350,795	(24,528)	-7%	848,224	1,068,024	(219,800)	-21%
Cost metrics
Cost per tonne milled[2]	$95	$95	$—	0%	$93	$95	$(2)	-2%
Cash cost per payable silver ounce[2]	$8.38	$2.12	$6.26	295%	$7.10	$6.73	$0.37	5%
AISC per payable silver ounce[2]	$18.83	$9.82	$9.01	92%	$18.21	$14.30	$3.91	27%

The following discusses the changes in results for the third quarter of 2020 compared with the third quarter of 2019 unless otherwise noted.

Metal production decreased by 13% mainly due to lower gold grades and recoveries as there was a higher proportion of ore processed from the Guanajuato mine. The Guanajuato mine’s proximity to the mill compared to San Ignacio allows for mining at a lower cut-off grade. Metal production for the nine months ended September 30, 2020 reflects the shutdown of operations for most of April and May as a result of the Mexican government’s restrictions on non essential businesses in response to COVID-19.

Cost per tonne milled remained unchanged primarily as a result of the weakening of the MXN to the USD ($11 per tonne) and increase in mill throughput ($2 per tonne), offset by higher MXN production costs ($13 per tonne).

Cash cost per payable silver ounce increased by $6.26 per payable silver ounce primarily due to lower by-product credits ($9.54 per oz) and higher smelting and refining charges ($0.95 per oz). These factors were partially offset by the weakening of the MXN to the USD, which had the effect of decreasing production costs in USD terms by $3.49 per oz and lower MXN production costs ($0.74 per oz).

1	Silver equivalent ounces are referred to throughout this document. For 2020, Ag eq oz are calculated using a 90:1 Ag:Au ratio and ratios of 1:0.0577 and 1:0.0680 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2020. Comparatively, Ag eq oz for 2019 are calculated using a 80:1 Ag:Au ratio and ratios of 1:0.0636 and 1:0.0818 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2019.

2	The Company has included the non-GAAP performance measures cost per tonne milled, cash cost per gold ounce sold, AISC per gold ounce sold throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER MINING LIMITED	Page 9
Management’s Discussion & Analysis

AISC per payable silver ounce increased by $9.01 primarily due to the increase in cash cost ($6.26 per oz) as described above, higher sustaining exploration, evaluation and development (“EE&D”) expenses ($4.80 per oz), and higher sustaining capital expenditures ($0.94 per oz). These factors were partially offset by the higher number of payable silver ounces which decreased AISC on a per payable silver ounce basis ($2.43 per oz), and lower Guanajuato care and maintenance costs ($0.56 per oz).

Exploration

	Three months ended September 30,		Nine months ended September 30,
Metres of exploration drilling	2020	2019	2020	2019
Guanajuato	3,817	3,592	6,851	5,543
San Ignacio	2,136	2,868	4,002	9,708
Total metres of exploration drilling	5,953	6,460	10,853	15,251

For the quarter ended September 30, 2020, the number of metres of exploration drilling decreased compared with the same period in 2019 mainly due to lower exploration drilling at San Ignacio as the drilling location is closer to a town that only allows drilling activities during the day and drilling activities were limited to a single shift.

The main purpose of the focused exploration program that commenced in the second quarter of 2019 is to outline the economic stopes to bring Guanajuato back into production in 2020. Refer to the Company’s press release dated January 28, 2020, for details of the findings. Development and drilling costs for the GMC are expensed.

Permitting

While the GMC waits for the Comisión Nacional del Agua (“CONAGUA”) permits, a permit for a 1-meter high center-line raise has been requested from the Mexican environmental permitting authority, Secretaría del Medio Ambiente y Recursos Naturales (“SEMANART”). Current capacity without the 1-meter raise will support operations until January 2021. The 1-meter raise will provide tailing storage until April 2021, which will provide sufficient time to construct Lift 18 if permits are received by early in the first quarter of 2021.

GREAT PANTHER MINING LIMITED	Page 10
Management’s Discussion & Analysis

 Topia

Although Great Panther’s primary metal produced by value is gold as a result of the Acquisition, the Company continues to use and report cost metrics per payable silver ounce to manage and evaluate operating performance at Topia, as silver continues to represent its primary metal produced by value.

	Q3 2020	Q3 2019	Change	% Change	Nine months ended September 30, 2020	Nine months ended September 30, 2019	Change	% Change
Tonnes mined	20,292	20,306	(14)	0%	47,100	59,907	(12,807)	-21%
Tonnes milled	20,292	21,761	(1,469)	-7%	47,431	60,403	(12,972)	-21%
Custom milling	—	—	—	0%	—	957	(957)	-100%
Total tonnes milled	20,292	21,761	(1,469)	-7%	47,431	61,360	(13,929)	-23%
Production
Silver (ounces)	213,320	274,225	(60,905)	-22%	499,931	695,805	(195,874)	-28%
Gold (ounces)	308	344	(36)	-10%	708	1,077	(369)	-34%
Lead (tonnes)	457	539	(82)	-15%	1,021	1,474	(453)	-31%
Zinc (tonnes)	565	689	(124)	-18%	1,420	1,926	(506)	-26%
Silver equivalent ounces [1]	383,897	501,469	(117,572)	-23%	906,328	1,335,862	(429,534)	-32%
Average ore grades
Silver (g/t)	353	418	(65)	-16%	355	382	(27)	-7%
Gold (g/t)	0.85	0.86	(0.01)	-1%	0.84	0.98	(0.14)	-14%
Lead (%)	2.41	2.65	(0.24)	-9%	2.31	2.63	(0.32)	-12%
Zinc (%)	3.03	3.37	(0.34)	-10%	3.21	3.38	(0.17)	-5%
Metal recoveries
Silver	92.5%	93.8%	-1.3%	-1%	92.4%	93.7%	-1.3%	-1%
Gold	55.5%	57.4%	-1.9%	-3%	55.1%	56.4%	-1.3%	-2%
Lead	93.2%	93.4%	-0.2%	0%	93.1%	93.8%	-0.7%	-1%
Zinc	91.9%	93.9%	-2.0%	-2%	93.2%	94.2%	-1.0%	-1%
Sales
Payable silver ounces	196,758	267,496	(70,738)	-26%	472,494	644,558	(172,064)	-27%
Gold ounces sold	194	214	(20)	-9%	532	748	(216)	-29%
Ag eq oz sold[1]	330,913	456,736	(125,823)	-28%	812,865	1,164,766	(351,901)	-30%
Cost metrics
Cost per tonne milled[2]	$168	$213	$(45)	-21%	$184	$216	$(32)	-15%
Cash cost per payable silver ounce[2]	$11.82	$12.35	$(0.53)	-4%	$13.45	$12.34	$1.11	9%
AISC per payable silver ounce[2]	$15.85	$16.66	$(0.81)	-5%	$17.76	$15.90	$1.86	12%

The following discusses the changes in results for the third quarter of 2020 compared with the third quarter of 2019 unless otherwise noted.

Metal production decreased by 23% in part due to lower throughput, as well as lower recoveries and grades for all metals. Metal production for the nine months ended September reflects the shutdown of operations for most of April and May as a result of the Mexican government’s restrictions on non essential businesses in response to COVID-19.

1	Silver equivalent ounces are referred to throughout this document. For 2020, Ag eq oz are calculated using a 90:1 Ag:Au ratio and ratios of 1:0.0577 and 1:0.0680 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2020. Comparatively, Ag eq oz for 2019 are calculated using a 80:1 Ag:Au ratio and ratios of 1:0.0636 and 1:0.0818 for the price/ounce of silver to lead and zinc price/pound, respectively, and applied to the relevant metal content of the concentrates produced, expected to be produced, or sold from operations. The ratios are reflective of average metal prices for 2019.

2	The Company has included the non-GAAP performance measures cost per tonne milled, cash cost per gold ounce sold, AISC per gold ounce sold throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER MINING LIMITED	Page 11
Management’s Discussion & Analysis

Cost per tonne milled decreased by $45 per tonne milled primarily due to the weakening of the MXN to the USD ($26 per tonne) and lower MXN denominated production costs ($35 per tonne), partly offset by lower mill throughput ($16 per tonne).

Cash cost per payable silver ounce decreased by $0.53 per payable silver ounce primarily due to the weakening of the MXN to the USD, which had the effect of decreasing production costs in USD terms by $2.09 per oz, and higher by-product revenue ($1.13 per oz). These factors were partially offset by higher MXN denominated production costs ($1.68 per oz) and higher smelting and refining charges ($1.01 per oz).

AISC per payable silver ounce decreased by $0.81 primarily due to the decrease in cash cost ($0.53 per oz) as described above, lower sustaining EE&D expenses ($1.35 per oz), partially offset by the lower number of payable silver ounces which increased AISC on a per payable silver ounce basis ($1.07 per oz).

Exploration

	Three months ended September 30,		Nine months ended September 30,
Metres of exploration drilling	2020	2019	2020	2019
Total metres of exploration drilling	386	2,348	795	4,185

The 2020 planned exploration drill program comprised 2,500 metres with a focus on building Mineral Resources along the San Juan, Madre, Hipolito, La Prieta, Cantarranas, La Dura, Union de Pueblo, Higuera, and Oliva veins. The 2019 drilling (5,344 metres in 25 holes) initially tested San Juan, Madre, Hipolito, Cantarranas, Las Brisas, and Oliva veins.

The decrease in metres of exploration drilling in 2020 compared with the same period in 2019 and the original drill program was mainly due to delays in obtaining a permit from the Mexican environmental permitting authority, SEMANART, which only reopened in September 2020 due to COVID-19 government related shutdowns.

Permitting

The Company has received the permit for the Phase III TSF, which will be available in the second quarter of 2021 after constructing retaining walls and erosion controls around the base of the facility.  For additional information on the Topia TSFs, see Significant Events section of this MD&A.

GREAT PANTHER MINING LIMITED	Page 12
Management’s Discussion & Analysis

ADVANCED PROJECTS

Coricancha

Great Panther acquired Coricancha in June 2017. In July 2018, the Company filed a PEA that outlined the potential for three million Ag eq oz of annual production. In June 2019, the BSP was completed and confirmed the key operating assumptions for Coricancha contained in the PEA. The Company also identified the potential to increase the life of mine by developing a mine plan for the resources not incorporated into the PEA, which utilizes only approximately 28% of the overall resource. Under the BSP, a total of 5,089 tonnes of mineralized material was mined from the Constancia and Escondida veins and processed through the plant. The program produced 15,561 ounces of silver, 303 ounces of gold, 107,319 pounds of lead, and 99,889 pounds of zinc through the production of zinc and lead concentrates. In the third quarter of 2019, the Company sold the majority of the metal concentrate produced from the BSP.

The PEA and the BSP are preliminary in nature and the PEA includes inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the results and conclusions of the PEA and the BSP will be realized. Mineral Resources that are not Mineral Reserves have no demonstrated economic or technical viability.

The Company may initiate a restart of Coricancha without first establishing Mineral Reserves due to (i) the existing processing plant facility, (ii) the low initial capital cost to re-establish underground workings, and (iii) the Company’s knowledge of the mine and resource base. If a restart of operations does occur and its production decision is not based on any feasibility studies of Mineral Reserves demonstrating economic and technical viability, there may be increased uncertainty and risks with respect to revenue, cash flows and profitability of such operations, the potential to achieve any particular level of recovery, the costs of such recovery, the rates and costs of production and the life of mine plan, developed and studied as part of the BSP.

In the fourth quarter of 2019, the Company undertook a limited mining and processing campaign of approximately 25,000 tonnes. The campaign was suspended in the first quarter of 2020 as a result of Peruvian government-mandated restrictions associated with COVID-19 and resumed in the second quarter of 2020. Refer to the Significant Events section of this MD&A for further information on this processing campaign and the current status of Coricancha.

The Company has undertaken the reclamation of certain legacy tailings facilities at Coricancha under a remediation plan approved by the Ministerio de Energía y Minas de Perú (“MEM”), the relevant regulatory body. In addition, as part of the purchase of Coricancha, the Company has an agreement with Nyrstar for the reimbursement of costs to execute reclamation activities up to an agreed maximum. The Company continues to seek approval of a modification to a remediation plan from the MEM following the recommendations of an independent consultant to preserve the stability of nearby areas. The Company has changed the scheduling of the reclamation work, pending a decision from the MEM regarding the proposal to modify the approved remediation plan. On June 29, 2020, the Company announced that it had reached an agreement with Nyrstar to defer bond funding requirements.

Concurrently, the Company has successfully undertaken various legal measures to protect itself from any pending or new fines, penalties, regulatory action or charges from government authorities, which may be initiated as a result of the change in timing of reclamation under the proposed plan. The Company believes this matter can be resolved favourably but cannot provide any assurance. Although the Company has all the necessary permits to restart Coricancha, if this matter is not resolved favourably, it may impact the Company’s stated plans and objectives for the project.

GREAT PANTHER MINING LIMITED	Page 13
Management’s Discussion & Analysis

RESULTS OF OPERATIONS

Three months ended September 30, 2020

	Q3 2020				Q3 2019				% Change
	Tucano	GMC	Topia	Total	Tucano	GMC	Topia	Total
Sales quantities
Gold (ounces)	33,112	1,873	194	35,179	40,024	2,787	214	43,025	-18%
Silver (ounces)	6,757	157,628	196,758	361,143	—	127,834	267,496	395,330	-9%
Lead (tonnes)	—	—	429	429	—	—	547	547	-22%
Zinc (tonnes)	—	—	414	414	—	—	529	529	-22%
Au eq oz sold	33,187	3,625	3,677	40,489	40,024	4,385	5,709	50,118	-19%
Revenue (000s)
Gold revenue	$63,083	$3,641	$379	$67,103	$58,338	$4,172	$320	$62,830	7%
Silver revenue	158	4,106	5,152	9,416	—	2,265	4,725	6,990	35%
Lead revenue	—	—	806	806	—	—	1,145	1,145	-30%
Zinc revenue	—	—	1,018	1,018	—	—	1,226	1,226	-17%
Smelting and refining charges	(24)	(511)	(789)	(1,324)	(93)	(293)	(803)	(1,189)	11%
Total revenue	$63,217	$7,236	$6,566	$77,019	$58,245	$6,144	$6,613	$71,002	8%
Average realized metal prices and FX rates
Gold (per ounce)				$1,907				$1,460	31%
Silver (per ounce)				$26.07				$17.68	47%
Lead (per pound)				$0.85				$0.95	-11%
Zinc (per pound)				$1.11				$1.05	6%
USD/CAD				1.33				1.32	1%
USD/BRL				5.380				3.973	35%
USD/MXN				21.771				19.431	12%

GREAT PANTHER MINING LIMITED	Page 14
Management’s Discussion & Analysis

(000s)	Q3 2020	Q3 2019	Change	% Change
Revenue	$77,019	$71,002	$6,017	8%
Production costs	34,948	51,794	(16,846)	-33%
Mine operating earnings before non-cash items[1]	42,071	19,208	22,863	119%
Amortization and depletion	10,099	11,656	(1,557)	-13%
Share-based compensation	80	80	—	0%
Mine operating earnings	31,892	7,472	24,420	327%
Mine operating earnings before non-cash items (% of revenue)	55%	27%
Mine operating earnings (% of revenue)	41%	11%
G&A expenses	3,456	2,876	580	20%
EE&D expenses	4,044	2,901	1,143	39%
Business acquisition costs	—	78	(78)	-100%
Care and maintenance costs	142	213	(71)	-33%
Finance and other expense	3,449	10,080	(6,631)	-66%
Tax expense	2,166	495	1,671	338%
Net income (loss)	$18,635	$(9,171)	$27,806	n/a
Adjusted net income (loss) [1]	$12,540	$(920)	$13,460	n/a
Adjusted EBITDA[1]	$34,934	$12,909	$22,025	171%

Revenue

(000's)	Gold	Silver	Other metals	Smelting and refining costs	Total
Increase (decrease) in revenue related to:
Price	$15,745	$3,032	$(35)	$—	$18,742
Volumes sold	(11,472)	(606)	(513)	—	(12,591)
Other	—	—	—	(134)	(134)
	$4,273	$2,426	$(548)	$(134)	$6,017
Revenue – Q3 2019					71,002
Revenue – Q3 2020					$77,019

Revenue generated in the third quarter of 2020 was $77.0 million compared with $71.0 million for the third quarter of 2019. The increase in revenue of $6.0 million over the same period last year was attributed to higher realized gold and silver prices ($18.7 million), offset partially by lower metal sales volumes from a decrease in metal production ($12.6 million), and higher smelting and refining charges ($0.1 million).

Production costs

Production costs for the third quarter of 2020 decreased by $16.8 million compared with the third quarter of 2019. The decrease was predominantly attributable to the weakening of the BRL and MXN relative to the USD, which reduced production costs ($12.5 million), and lower sales volume ($6.5 million). These were partially offset by higher BRL production costs at Tucano ($0.8 million), and higher MXN production costs at the GMC and Topia ($1.0 million and $0.4 million, respectively).

1	The Company has included non-GAAP performance measures such as mine operating earnings before non-cash items, adjusted net loss and adjusted EBITDA, throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER MINING LIMITED	Page 15
Management’s Discussion & Analysis

Amortization and depletion

Amortization and depletion for the third quarter of 2020 decreased compared with the third quarter of 2019, primarily due to the lower sales of gold for the quarter.

Mine operating earnings

Mine operating earnings before non-cash items for the third quarter of 2020 was $42.1 million compared with $19.2 million for the third quarter of 2019. The components of mine operating earnings before non-cash items being revenue and production costs are analyzed above.

Mine operating earnings for the third quarter of 2020, including non-cash items, was $31.9 million compared with $7.5 million for the third quarter of 2019.

General and administrative expenses

G&A expenses for the third quarter of 2020 increased by $0.6 million, or 20%, compared with the same period in 2019, primarily due to an increase in insurance premiums of $0.6 million, audit, taxation and consulting fees of $0.3 million, and increase in filing fees of $0.2 million. These increases were partially offset by a $0.3 million decrease in G&A expenses related to the Australian head office of Beadell for which the primary severance and other post acquisition contractual costs came to an end in the second quarter of 2020 following the closure of the office in the second quarter of 2019. In addition, share-based compensation included in G&A decreased by $0.2 million.

Exploration, evaluation and development expenses

EE&D expenses for the third quarter of 2020 increased by $1.1 million, or 39%, compared with the same period in 2019, mainly due to a $0.7 million increase in Coricancha expenditures, a $0.4 million increase in San Ignacio development expenses, and a $0.2 million increase in Guanajuato development expenses. These decreases were partly offset by a $0.1 million decrease in Tucano expenditures, and $0.1 million decrease in Topia exploration.

Business acquisition costs

Business acquisition costs for the third quarter of 2019 of $0.1 million related to the Acquisition.

Finance and other expense

(000s)	Q3 2020	Q3 2019	Change	% Change
Interest income	$54	$125	$(71)	-57%
Finance costs	(1,019)	(1,520)	501	-33%
Accretion expense	(509)	(854)	345	-40%
Loss on derivative instruments	(776)	(4,308)	3,532	-82%
Foreign exchange gain loss	(1,193)	(2,473)	1,280	-52%
Other expense	(6)	(1,050)	1,044	-99%
Total Finance and other income (expense)	$(3,449)	$(10,080)	$6,631	-66%

Finance and other income (expense) for the third quarter of 2020 was a loss of $3.4 million compared with a loss of $10.1 million for the third quarter of 2019. During the quarter ended September 30, 2020, the Company recorded mark-to-market losses on the BRL/USD forward foreign exchange contracts of $0.8 million compared with a loss of $4.3 million for the third quarter of 2019. The foreign exchange loss related primarily to the translation of foreign currency-denominated borrowings and net working capital into the BRL functional currency of the Company’s operations in Brazil.

As at September 30, 2020, Great Panther held non-deliverable forward foreign exchange contracts for BRL against USD totalling BRL 216.4 million (December 31, 2019 – BRL 418.2 million) at various pre-determined rates ranging from BRL 4.25/USD to BRL 4.45/USD, at various maturity dates until February 2021. The fair value of these outstanding non-deliverable forward foreign exchange contracts resulted in a liability of $11.6 million at September 30, 2020 (December 31, 2019 – asset of $3.5 million). A non-deliverable forward foreign exchange contract does not require physical delivery of the designated currencies at maturity. The objective of the Company’s BRL/USD hedging strategy was to lock in the exchange rate for a portion of BRL denominated operating and capital expenditures to February 2021 through forward exchange contracts at various pre-determined rates to reduce exposure to any appreciation in the BRL which was at or near record lows relative to the USD at the time the contracts were entered into, and gain better certainty with regard to the Company’s projected operating cash-flows for Tucano at a time when the gold price was much lower. The Company has not entered into any forward contracts since January 2020.

GREAT PANTHER MINING LIMITED	Page 16
Management’s Discussion & Analysis

The forward contracts are settled on each maturity date irrespective of the existence of BRL operating expenses and, accordingly, if operations at Tucano are curtailed or shut down prior to February 2021, the counterparties to the contract will be entitled to receive or will have an obligation to pay the settlement amount. With respect to the unhedged portion of the Company’s BRL requirements for Tucano, these costs are fully exposed to fluctuations in the BRL/USD exchange rate, with a weakening in the BRL decreasing USD operating costs and strengthening in the BRL increasing USD operating costs.

There were also decreases in other expenses in this category primarily consisting of interest expenses related to borrowings and past-due payables of $0.5 million, write-off of Tucano’s Imposto de Circulação de Mercadorias e Serviços (“ICMS”) that was determined to be unrecoverable of $1.0 million, accretion expense on reclamation and remediation provision of $0.1 million and accretion expense on lease liabilities of $0.2 million.

Tax expense

Income tax expense for the third quarter of 2020 was $2.2 million compared with an expense of $0.5 million for the same period in 2019. The majority of the income before taxes during the third quarter of 2020 was attributable to the operations in Brazil, where the statutory corporate tax rate is 34% and tax loss carryforwards are limited in application to 30% of taxable income in any one year. The Company’s effective tax rate for the third quarter of 2020 was 10.4% and was lower than the statutory rate in Brazil due to the realization of tax benefits that were not previously recognized.

Net income (loss)

For the third quarter of 2020, the Company recorded net income of $18.6 million compared with a net loss of $9.2 million for the third quarter of 2019.

Adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”)

Adjusted EBITDA was $34.9 million in the third quarter of 2020 compared with $12.9 million in the third quarter of 2019. The increase reflects a $22.9 million increase in mine operating earnings before non-cash items, a $1.0 million decrease in other expenses, and a $0.1 million decrease in care and maintenance costs at the GMC. These factors were partially offset by a $1.1 million increase in EE&D expenses before non-cash items (such as non-cash share-based compensation and changes in estimates of reclamation provisions), and a $0.9 million increase in G&A cash expenses.

GREAT PANTHER MINING LIMITED	Page 17
Management’s Discussion & Analysis

Nine months ended September 30, 2020

	Nine months ended September 30, 2020				Nine months ended September 30, 2019%
	Tucano	GMC	Topia	Total	Tucano[1]	GMC	Topia	Total	Change
Sales quantities
Gold (ounces)	93,375	5,156	532	99,063	71,808	8,508	748	81,064	22%
Silver (ounces)	17,854	384,192	472,494	874,540	—	387,420	644,558	1,031,978	-15%
Lead (tonnes)	—	—	981	981	—	—	1,383	1,383	-29%
Zinc (tonnes)	—	—	1,119	1,119	—	—	1,478	1,478	-24%
Au eq oz sold	93,573	9,424	9,032	112,029	71,808	13,350	14,963	100,121	12%
Revenue (000s)
Gold revenue	$163,353	$9,120	$951	$173,424	$99,751	$11,767	$1,000	$112,518	54%
Silver revenue	335	7,841	9,600	17,776	—	6,207	10,280	16,487	8%
Lead revenue	—	—	1,753	1,753	—	—	2,750	2,750	-36%
Zinc revenue	—	—	2,262	2,262	—	—	3,857	3,857	-41%
Ore processing revenue	—	—	34	34	—	—	66	66	-48%
Smelting and refining charges	(68)	(1,108)	(1,976)	(3,152)	(179)	(828)	(1,697)	(2,704)	17%
Total revenue	$163,620	$15,853	$12,624	$192,097	$99,572	$17,146	$16,256	$132,974	44%
Average realized metal prices and FX rates
Gold (per ounce)				$1,751				$1,388	26%
Silver (per ounce)				$20.33				$15.98	27%
Lead (per pound)				$0.81				$0.90	-10%
Zinc (per pound)				$0.92				$1.18	-22%
USD/CAD				1.353				1.329	2%
USD/BRL				5.076				3.885	31%
USD/MXN				21.681				19.256	13%

1	The comparative data presented for the nine months ended September 30, 2019 is for the period from March 5, 2019 to September 30, 2019, the period for which the Company owned Tucano following the Acquisition.

GREAT PANTHER MINING LIMITED	Page 18
Management’s Discussion & Analysis

(000s)	Nine months ended September 30, 2020	Nine months ended September 30, 2019[1]	Change	% Change
Revenue	$192,097	$132,974	$59,123	44%
Production costs	100,022	99,547	475	0%
Mine operating earnings before non-cash items[2]	92,075	33,427	58,648	175%
Amortization and depletion	30,125	21,298	8,827	41%
Share-based compensation	227	238	(11)	-5%
Mine operating earnings	61,723	11,891	49,832	419%
Mine operating earnings before non-cash items (% of revenue)	48%	25%
Mine operating earnings (% of revenue)	32%	9%
G&A expenses	10,639	8,574	2,065	24%
EE&D expenses	10,081	10,148	(67)	-1%
Impairment of goodwill	—	38,682	(38,682)	-100%
Business acquisition costs	—	2,863	(2,863)	-100%
Care and maintenance costs	693	599	94	16%
Finance and other expense	51,097	13,089	38,008	290%
Tax expense	2,490	891	1,599	179%
Net loss	$(13,277)	$(62,955)	$49,678	79%
Adjusted net income (loss)[2]	$16,422	$(14,859)	$31,281	n/a
Adjusted EBITDA[2]	$71,507	$13,255	$58,252	439%

Revenue

(000s)	Gold	Silver	Other metals	Smelting and refining costs	Total
Increase (decrease) in revenue related to:
Price	$35,871	$3,801	$(856)	$—	$38,816
Volumes sold	25,035	(2,512)	(1,736)	—	20,787
Other	—	—	(32)	(448)	(480)
	$60,906	$1,289	$(2,624)	$(448)	$59,123
Revenue – Nine months ended September 30, 2019					132,974
Revenue – Nine months ended September 30, 2020					$192,097

Revenue increased by $59.1 million mainly due to higher gold production and sales at Tucano ($30.2 million) and higher realized gold and silver prices ($39.7 million). These factors were partly offset by lower sales volume from the Mexican operations ($9.5 million), lower realized prices for lead and zinc ($0.9 million), and higher smelting and refining charges ($0.4 million).

Production costs

Production costs increased by $0.5 million primarily due to the higher sales volume at Tucano ($21.8 million), higher BRL production costs at Tucano ($6.8 million), unabsorbed fixed costs incurred at Topia and the GMC during the April and May COVID-19 related shutdowns ($1.3 million), and higher MXN production costs at the GMC and Topia ($1.9 million). These were partially offset by the weakening of the BRL and MXN relative to the USD, which reduced production costs in USD terms ($24.3 million), and lower sales volume from the Mexican operations ($7.0 million).

1	The comparative data presented for the nine months ended September 30, 2019 is for the period from March 5, 2019 to September 30, 2019, the period for which the Company owned Tucano following the Acquisition.

2	The Company has included non-GAAP performance measures such as mine operating earnings before non-cash items, adjusted net loss and adjusted EBITDA, throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

GREAT PANTHER MINING LIMITED	Page 19
Management’s Discussion & Analysis

Amortization and depletion

Amortization and depletion increased by $8.8 million primarily due to higher sales of gold.

Mine operating earnings

Mine operating earnings before non-cash items were $92.1 million compared with $33.4 million. The components of mine operating earnings before non-cash items being revenue and production costs are analyzed above.

Mine operating earnings, including non-cash items, were $61.7 million compared with $11.9 million.

General and administrative expenses (“G&A”)

G&A expenses increased by $2.1 million, or 24%, primarily related to an increase in insurance premiums of $1.7 million, an increase in share-based compensation included in G&A of $0.3 million, an increase in audit, taxation and consulting fees of $0.7 million, and an increase in filing fees of $0.1 million. These increases were partially offset by a $0.7 million decrease in G&A expenses related to the Australian head office of Beadell for which the primary severance and other post acquisition contractual costs came to an end in the second quarter of 2020 following the closure of the office in the second quarter of 2019.

Exploration, evaluation and development expenses

EE&D expenses were $10.1 million for the nine months ended September 30, 2020 compared with $10.1 million in the same period last year.

Impairment of goodwill

In the first quarter of 2019, the Company recorded an impairment of goodwill of $38.7 million related to Tucano. For accounting purposes, the Company re-evaluated its initial assessment of the purchase price allocation of Tucano following receipt of the Mineral Reserve and Mineral Resource Estimate ("MRMR") for Tucano dated effective September 30, 2019. The Company’s updated assessment of the carrying value of Tucano assigned a value of $85.4 million to the Tucano depreciable mineral properties, plant and equipment on the Acquisition and $43.2 million to non-depreciable mineral properties reflecting the underground reserves and resources, open pit resources, and near-mine and regional exploration potential. The assessment resulted in a reduction of the carrying value of Tucano’s mineral properties, plant and equipment from $167.3 million to $132.1 million and recognition of a $3.5 million deferred income tax liability. Goodwill of $38.7 million, being the difference between the fair value of net identifiable assets acquired and the original share exchange value plus assumed debt, was impaired at March 31, 2019.

Business acquisition costs

Business acquisition costs for the nine months ended September 30, 2019 of $2.9 million related to the Acquisition.

GREAT PANTHER MINING LIMITED	Page 20
Management’s Discussion & Analysis

Finance and other income (expense)

(000s)	Nine months ended September 30, 2020	Nine months ended September 30, 2019	Change	% Change
Interest income	$234	$615	$(381)	-62%
Finance costs	(2,496)	(3,764)	1,268	-34%
Accretion expense	(1,987)	(2,439)	452	-19%
Loss on derivative instruments	(30,563)	(1,681)	(28,882)	1,718%
Foreign exchange loss	(15,096)	(3,368)	(11,728)	348%
Other expense	(1,189)	(2,452)	1,263	-52%
Total Finance and other income (expense)	$(51,097)	$(13,089)	$(38,008)	290%

Finance and other expense increased by $38.0 million primarily due to a $28.5 million increase in derivative instrument losses as a result of the BRL/USD forward foreign exchange contracts which were marked to market at the prevailing exchange rate at September 30, 2020 (5.64 BRL/USD), a $0.4 million increase in losses on gold put options, an $11.7 million increase in foreign exchange losses that mainly arose from the translation of foreign currency-denominated borrowings and net working capital into the BRL functional currency of our operations in Brazil, and a $0.4 million decrease in interest income. These were partly offset by a $1.3 million decrease in finance costs related to interest expense on borrowings and past-due payables, a $1.3 million decrease in other expenses, and a $0.4 million decrease in accretion expense. Refer to Results of Operations – For the three months ended September 30, 2020 section of this MD&A for more discussion of the derivative instrument loss.

Tax expense

Income tax expense for the nine months ended September 30, 2020 was $2.5 million compared with $0.9 million for the same period in the prior year. For the nine months ended September 30, 2020, the Company recorded a loss before income taxes of $10.8 million comprising income before taxes of $26.7 million and income tax expense of $2.5 million in Brazil offset by losses of $37.5 million in all other regions. The statutory corporate tax rate in Brazil is 34% and tax loss carryforwards are limited in application to 30% of taxable income in any one year. The effective tax rate of 9.4% for our Brazil operations is less than the statutory rate due to the utilization of tax loss carryfowards and other tax attributes that were not previously recognized for accounting purposes due to a history of losses.

Net loss

The Company recorded a net loss of $13.3 million compared with a net loss of $63.0 million.

GREAT PANTHER MINING LIMITED	Page 21
Management’s Discussion & Analysis

SUMMARY OF SELECTED QUARTERLY INFORMATION

(000s, except per-share amounts)	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019[3]	Q2 2019[3]	Q1 2019[3]	Q4 2018
Revenue	$77,019	$67,028	$48,050	$65,679	$71,002	$45,278	$16,694	$13,647
Production costs	34,948	31,273	33,802	57,232	51,794	34,550	13,203	11,630
Mine operating earnings before non-cash items[1]	42,071	35,755	14,248	8,447	19,208	10,728	3,491	2,017
Amortization and depletion and share-based compensation	10,179	11,894	8,278	13,493	11,736	7,826	1,974	811
Mine operating earnings (loss)	31,892	23,861	5,970	(5,046)	7,472	2,902	1,517	1,206
G&A expenses	3,456	3,589	3,594	8,983	2,876	3,193	2,505	1,653
EE&D expenses	4,044	2,541	3,495	13,878	2,901	4,488	2,759	3,136
Impairment of goodwill	—	—	—	—	—	—	38,682	—
Finance and other income (expense)	(3,449)	(8,500)	(39,148)	(51)	(10,080)	(422)	(2,587)	757
Net income (loss) for the period	18,635	8,552	(40,464)	(28,068)	(9,171)	(5,758)	(48,026)	(3,559)
Basic and diluted earnings (loss) per share	0.05	0.03	(0.13)	(0.09)	(0.03)	(0.02)	(0.24)	(0.02)
Adjusted net income (loss)[1]	12,540	11,430	(7,548)	(32,403)	(920)	(8,965)	(4,974)	(4,292)
Adjusted earnings (loss) per share[1]	0.04	0.03	(0.02)	(0.10)	(0.00)	(0.03)	(0.02)	(0.03)
Adjusted EBITDA[1]	34,934	30,191	6,380	(5,338)	12,909	2,044	(1,698)	(2,638)

	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019[3]	Q2 2019[3]	Q1 2019[3]	Q4 2018
Tonnes milled[2]	888,746	847,174	880,162	928,198	813,260	782,568	263,821	89,270
Production
Gold (ounces)	34,031	36,357	28,940	37,089	39,651	33,461	8,293	4,101
Silver (ounces)	375,247	142,457	374,917	423,231	418,032	349,668	338,431	438,152
Lead (tonnes)	457	163	401	487	539	453	481	474
Zinc (tonnes)	565	223	632	650	689	575	662	661
Au eq oz	39,788	38,541	34,725	44,697	47,374	39,922	14,860	11,897
Sales
Gold ounces sold	35,179	37,076	26,807	38,992	43,025	29,850	8,189	4,262
Au eq oz sold	40,489	39,316	32,225	45,625	50,118	35,759	14,244	11,807
Cost metrics
Cash cost per gold ounce sold[1]	$712	$729	$1,045	$1,268	$1,014	$950	$868	$777
AISC per gold ounce sold excluding corporate G&A expenditures[1]	$1,023	$1,027	$1,749	$1,615	$1,310	$1,153	$1,506	$992
AISC per gold ounce sold[1]	$1,123	$1,126	$1,886	$1,703	$1,377	$1,260	$1,816	$1,385

Trends in revenue over the last eight quarters

Revenue varies based on the metal production level, timing of the sales of refined gold and metal concentrates, metal prices and terms of sales agreements. The climate in Mexico allows mining and exploration activities to be conducted throughout the year, and therefore, there are no meaningful seasonal effects on metal production from the Company’s Mexican operations. In Brazil, Tucano is affected by seasonal weather. During the wet season (normally from January through June), production rates are lower than during the dry season (normally July until December). Prior to the Acquisition, the Company’s trend in revenue was mainly impacted by the fluctuation in prices for silver and gold.

1	The Company has included the non-GAAP performance measures cost per tonne milled, cash cost per gold ounce sold, cash cost per payable silver ounce, AISC per gold ounce sold excluding corporate G&A expenditures, AISC per gold ounce sold, AISC per payable silver ounce, mine operating earnings before non-cash items, cost of sales before non-cash items, adjusted EBITDA, adjusted net loss and adjusted net loss per share throughout this document. Refer to the Non-GAAP Measures section of this MD&A for an explanation of these measures and reconciliation to the Company’s financial results reported in accordance with IFRS. As these are not standardized measures, they may not be directly comparable to similarly titled measures used by others.

2	Excludes purchased ore.

3	The quarterly information for 2019 was restated to reflect the adjustments related to the Tucano MRMR that impacted the period from March 5, 2019 to September 30, 2019. Refer to the December 31, 2019 MD&A for further details of the impact.

GREAT PANTHER MINING LIMITED	Page 22
Management’s Discussion & Analysis

Metal production for the quarters presented up to December 31, 2018 was in the 11,800 – 13,500 Au eq oz range until the first quarter of 2019 when the metal production increased due to the acquisition of Tucano on March 5, 2019. Metal production for the second and third quarters of 2019 also increased due to the successful commissioning of the supplemental oxygen system at Tucano, which enabled the processing of higher-grade sulphide ore. Metal production for the fourth quarter of 2019 decreased slightly from the previous two quarters due to the UCS pit issue at Tucano, as noted in the Company’s news releases on October 7, 2019, and October 15, 2019, and lower metal production at Topia.

Trends in net income over the last eight quarters

The Company’s net income is mainly dependent on fluctuations in metal prices, rates of metal production, variability in the Mineral Resource, EE&D activities, and foreign exchange rates, and since the Acquisition, seasonality of production has become a significant factor as discussed above. The Company also incurred significant EE&D expenditures in relation to the Coricancha BSP from the third quarter of 2018 until its completion in the second quarter of 2019, and additional costs associated with the ore processing campaign which commenced in the fourth quarter of 2019. Production costs in Mexico have increased in more recent quarters as a result of higher variability in Mineral Resources at the GMC, significant one-time charges affecting Topia’s plant costs, personnel restructuring costs and mining contractor rate increases at both the GMC and Topia.

To mitigate its exposure to foreign exchange risk, the Company from time to time enters into forward currency contracts. To the end of the first quarter of 2019, these were primarily for MXN. Commencing the second quarter of 2019, the Company entered into contracts for BRL. Such contracts can result in foreign exchange gains and losses, as these contracts are marked to market at the end of each reporting period. Foreign exchange gains or losses are included in finance and other income. Foreign exchange gains and losses also arise from the translation of foreign currency denominated transactions and balances into the functional currencies of the Company and its subsidiaries.

The Company’s EE&D expenditures have been primarily incurred in relation to Coricancha care and maintenance and project expenditures after its acquisition in June 2017 with the exception of the fourth quarter of 2019 when adjustments to Mexican reclamation provisions were recorded in the amount of $9.7 million.

G&A expenditures increased in the first quarter of 2019 upon the Acquisition and increased in the fourth quarter of 2019 due to non-recurring G&A charges related to management changes and accruals made for Brazil legal claims.

GREAT PANTHER MINING LIMITED	Page 23
Management’s Discussion & Analysis

GUIDANCE AND OUTLOOK

Outlook

The Company’s 2020 production and cost guidance for the year ending December 31, 2020 remains unchanged and on a consolidated basis, the Company is on track to achieve the guidance. At the GMC, AISC for the nine months ended September 30, 2020 was $18.21 per payable silver ounce, and full-year AISC is therefore expected to exceed guidance. This is not expected to have a significant impact on consolidated AISC.

These production and cost guidance estimates are forward-looking statements and should be read in conjunction with the Cautionary Statement on Forward-Looking Statements section at the end of this MD&A. The Company may also revise guidance during the year to reflect actual results to date and those anticipated for the remainder of the year.

There are no current estimates of Mineral Reserves for any of the Company’s Mexican mines. The Company made decisions to enter into production at Topia, Guanajuato and San Ignacio without having completed final feasibility studies. Accordingly, the Company did not base its production decisions on any feasibility studies of Mineral Reserves demonstrating economic and technical viability of the mines.  In addition, the Company may at some point in the future make decisions to extend mine operations at Tucano beyond the mine life of its current Mineral Reserves by mining material that is classified as Mineral Resources without the completion of a feasibility study that would be required to establish whether these Mineral Resources can be converted to Mineral Reserves. As a result, there may be increased uncertainty and risks of achieving any particular level of recovery of minerals from the Company’s mines or the costs of such recovery.  With the exception of Tucano, the Company’s mines do not have established Mineral Reserves and the Company faces higher risks that anticipated rates of production and production costs, such as those provided above, will not be achieved. These risks could have a material adverse impact on the Company’s ability to continue to generate anticipated revenue and cash flows to fund operations from and ultimately achieve or maintain profitable operations.

2020 Guidance	Tucano[1]	Topia[2]	GMC[2]	Consolidated
Gold production (oz)[3]	120,000-130,000	–	–	120,000-130,000
Silver eq production (oz)[4]	–	1,200,000-1,300,000	1,200,000-1,300,000	2,400,000-2,600,000
Gold eq production (oz)	120,000-130,000	13,000-14,000	13,000-14,000	146,000-158,000
Cash cost ($/oz sold)	$900-$1,000	$15-16	$9-10	$900-1,000
AISC ($/oz sold)	$1,150-1,250	$21-22	$13-14	$1,150-1,250
Sustaining capital ($ millions)[5]	$29-35	$2-3	$1-3	$32-41
Exploration - growth (non-sustaining) ($ millions)	$7	$0-1	$3	$10-11

1	Tucano costs are presented per gold ounce sold. Cash cost and AISC guidance for Tucano is based on an estimated BRL/USD foreign exchange rate of 5.06. Actual results will differ.

2	Costs for Topia and the GMC are presented on a per silver payable ounce basis. Cash cost and AISC guidance for Topia and the GMC is based on an estimated MXN/USD foreign exchange rate of 21.70. Actual results will differ. AISC for Topia and the GMC includes fixed costs incurred during the mandatory shutdowns in April and May of 2020 related to the COVID-19 pandemic.

3	Gold equivalent ounces are calculated using a 1:90 Au:Ag ratio. Figures are rounded.

4	Silver equivalent ounces for 2020 are calculated using a 90:1 Ag:Au ratio, and ratios of 1:0.05770751 and 1:0.06798419 for the price/ounce of silver to price/pound of lead and zinc, respectively.

5	Includes capitalized stripping costs. Sustaining capital is included in AISC.

GREAT PANTHER MINING LIMITED	Page 24
Management’s Discussion & Analysis

LIQUIDITY AND CAPITAL RESOURCES

Net working capital including cash and cash equivalents

(000s)	September 30, 2020	December 31, 2019	Change
Cash and cash equivalents	$66,648	$36,970	$29,678
Net working capital	$24,996	$12,815	$12,181
Adjusted net working capital[1]	$36,626	$9,361	$27,265

Cash and cash equivalents increased by $29.7 million in the nine months ended September 30, 2020, primarily due to $50.9 million of cash provided by operating activities, $14.7 million of net proceeds from the bought deal financing, $11.3 million of gross proceeds from the gold doré prepayment facility with Samsung, and $0.6 million in proceeds from the exercise of stock options. These contributions to cash were partially offset by capital investments of $33.0 million, including $24.5 million of capitalized stripping costs at Tucano, $8.2 million in principal repayments on borrowings, $4.4 million in lease liability payments, and a $2.1 million reduction in cash as a result of foreign currency translation. Cash provided by operating activities is net of realized losses on the Company’s non-deliverable BRL forward contracts and a premium paid for gold put options for the nine months ended September 30, 2020 totalling $15.5 million.

The $12.2 million increase in net working capital is primarily attributed to the increase in cash and cash equivalents partially offset by the mark-to-market adjustment on the Company’s non-deliverable BRL forward contracts at September 30, 2020. Adjusted net working capital, which excludes the effect of the mark-to-market adjustments on derivative instruments, was $36.6 million at September 30, 2020.

Operating activities

Cash flow from operating activities, before changes in non-cash working capital, was $26.2 million in the quarter ended September 30, 2020, up $14.3 million over the comparable period of 2019. This increase is attributable to higher realized gold and silver prices, as well as lower cash cost per gold ounce sold. Including changes in non-cash working capital, cash flow from operating activities was $19.7 million for the third quarter of 2020.

For the nine months ended September 30, 2020, cash flows provided by operating activities before changes in non-cash working capital amounted to $51.2 million, compared with $6.3 million in the comparable period of 2019. This $45.0 million increase is primarily due to higher realized gold and silver prices and volumes sold, in addition to lower cash cost per gold ounce sold. Including a $0.3 million reduction in non-cash working capital, cash flow from operating activities was $50.9 million.

Investing activities

The Company invests excess cash in short-term deposits and similar instruments as part of its routine cash management procedures. As these instruments are acquired or mature at various times and periods, cash flows provided by or used in investing activities vary significantly from quarter to quarter.

Excluding movements in short-term deposits, for the quarter ended September 30, 2020, the Company’s cash outflows included $8.7 million for additions to mineral properties, plant and equipment (including $5.1 million of capitalized stripping costs at Tucano). The Company’s cash outflows for the third quarter of 2019 included $11.4 million in additions to plant and equipment (including $6.7 million of capitalized stripping costs at Tucano).

For the nine months ended September 30, 2020, the Company invested $33.0 million in plant and equipment, including $24.5 million of capitalized stripping at Tucano. The investing cash outflows during the first nine months of 2019 related to $20.5 million in additions of plant and equipment (including $12.2 million of capitalized stripping at Tucano), partially offset by $2.7 million of partial repayment received on the loan advanced to Beadell prior to the Acquisition, $1.4 million in cash received upon the Acquisition, and a $0.4 million net cash recovery in relation to the Coricancha environmental bond.

1	The Company has included the non-GAAP performance measure Adjusted Net Working Capital which is calculated as Net Working Capital, less the fair value of derivative assets and liabilities. Refer to the Non-GAAP Measures section of this MD&A for an explanation of this measure and reconciliation to the Company’s financial results reported in accordance with IFRS.

GREAT PANTHER MINING LIMITED	Page 25
Management’s Discussion & Analysis

Financing activities

Cash flows used in financing activities of $3.7 million during the third quarter of 2020 is primarily attributed to $2.9 million net cash repayment of borrowings, and $1.4 million payment of lease liabilities, partly offset by $0.6 million in proceeds from the exercise of stock options. The $8.7 million cash flow from financing activities in the third quarter of 2019 related to the net cash proceeds from the bought deal financing of $16.0 million, partly offset by the net cash repayment of Tucano borrowings of $5.2 million, and payment of lease liabilities of $2.1 million.

For the nine months ended September 30, 2020, cash flows provided by financing activities amounted to $13.9 million consisting of $14.7 million of net cash proceeds from the bought-deal financing in the second quarter of 2020 (the “Offering”), $11.3 million of gross proceeds from the gold doré prepayment facility with Samsung, $10.3 million of drawings on credit facilities and $0.6 million in proceeds from the exercise of stock options, partly offset by $18.5 million in principal repayments on borrowings and $4.4 million in lease liability payments. The financing cash outflow for the nine months ended September 30, 2019 related to the net cash repayment of Tucano borrowings of $25.4 million, and payment of lease liabilities of $4.4 million, partly offset by the net cash proceeds from the bought deal financing of $16.0 million, and proceeds from the exercise of stock options of $0.5 million.

Offering – use of proceeds

The net proceeds from the Offering after deducting the underwriters’ fee and expenses were $14.7 million. The following table provides a reconciliation between the Company’s planned use of the net proceeds from the Offering and the actual use of proceeds as of September 30, 2020.

($ millions)	Intended Use of Proceeds	Total Spend to September 30, 2020
Near-mine and regional exploration programs at Tucano	$6.6	$2.1
Working capital and general corporate purposes [1]	6.2	1.5
Total	$12.8	$3.6

1	Under the terms of the Amended and Restated Deed of Acknowledgement of Debt, Termination and Release of Open Pit Mining Services Contract dated effective March 5, 2019 (the “MACA Agreement”) between the Company, its subsidiaries, Mina Tucano Ltda. and Beadell Resources Ltd., and MACA Mineracao e constucao Civil Limitada and MACA Limited (together, “MACA”), the Company is required to pay to MACA an amount equal to 10% of the proceeds of the Offering, net of direct costs and expenses of undertaking the Offering, including legal, brokerage and advisor fees.

Although the Company intends to continue to use the proceeds from the Offering as set forth above, the actual allocation of the net proceeds may vary depending on cash generated from operations, future developments and at the discretion of the Company’s board of directors and management. The Company plans to continue to evaluate its needs for additional financing beyond the proceeds of the Offering from time-to-time. The Company will also evaluate, from time-to-time, additional sales of the common shares under the Company’s ATM Facility in order to improve the Company’s liquidity and working capital position. To the extent that cash flows generated from operations during the remainder of 2020 are less than anticipated and the Company does not secure any additional financing or complete sales under the ATM Facility, the Company may determine to use an additional portion of the net proceeds to repay outstanding debt, and may use the proceeds for additional working capital needs. Accordingly, management has significant discretion and flexibility in applying the net proceeds from the Offering.

Trends in liquidity and capital resources

As at September 30, 2020, cash and cash equivalents were $66.6 million and net working capital totalled $25.0 million. The Company has $41.0 million of current borrowings at September 30, 2020, $6.5 million was repaid subsequent to the end of the quarter, and there are approximately $20.5 million of remaining repayments due in 2020. The Company has unsecured, revolving, interest-bearing bank facilities totalling $16.5 million that are repayable from October 2020 to March 2021. The unsecured bank facilities are interest bearing at a weighted average fixed interest rate of 5.8% per annum. Subsequent to September 30, 2020, facilities totalling $2.8 million matured and were not renewed.

In addition to its cash and other net working capital at December 31, 2019, the Company completed an $11.3 million gold doré prepayment facility with Samsung in February 2020, finalized an increase in its credit facilities with Banco Bradesco in Brazil in March 2020 which consists of a $10.0 million term loan at a 3.7% interest rate and a requirement to retain cash collateral of $7.5 million, which are presented net in the financial statements within Borrowings, and completed an equity financing for net proceeds of $14.7 million in May 2020. The Company expects to generate positive cash flows from its mining operations in 2020 prior to capital investments, exploration and evaluation and development costs, and debt repayment obligations, at current metal prices and at current exchange rates for the BRL and MXN to the USD. This also assumes no further significant disruptions to production related to government measures to reduce the spread of COVID-19, such as the temporary measures that affected Mexico and Peru and possible measures affecting Tucano discussed in this MD&A. The Company may raise additional debt or equity over the next twelve months to improve working capital, fund planned capital investments and exploration programs for its operating mines, for acquisitions and to meet scheduled debt repayment obligations.

GREAT PANTHER MINING LIMITED	Page 26
Management’s Discussion & Analysis

As previously discussed under Results of Operations section, the Company has entered into forward currency contracts to reduce its exposure to the fluctuation in BRL to USD exchange rates. These contracts are settled in cash at each maturity date for an amount equal to the difference between the spot market exchange rate on the settlement date and the contract rate multiplied by the contractual notional amount. As at September 30, 2020, the fair value of these contracts is negative $11.6 million. Further weakening of the BRL from September 30, 2020, will increase the amount ultimately paid by the Company on the maturity of each contract to February 2021. Likewise, a strengthening of the BRL would decrease the obligation.

Additional capital may be needed in the event the Company determines it will undertake other projects that are currently not part of its plans and guidance, or if the Company undertakes an acquisition. Sources of capital include the ATM Facility entered into by the Company in July 2019 and accessing the private and public capital markets for debt and equity over the next twelve months. Adverse movement in metal prices, unforeseen impacts to the Company’s operation, and/or the inability to renew or extend existing credit facilities that become due may increase the need to raise new external sources of capital, and the inability to access sources of capital could adversely impact the Company’s liquidity and require the Company to curtail capital and exploration program, and other discretionary expenditures.

To date, the Company has not issued any shares under the ATM Facility. In the second quarter of 2019, the Company entered into the agreement governing the ATM Facility under which it can sell common shares equal to the lesser of i) 10% of the aggregate market value of the Company’s outstanding common shares as at the last trading day of the month before the month in which the first trade under the offering is made, and ii) aggregate gross proceeds of $25.0 million. In the second quarter of 2020 and the third quarter of 2019, the Company completed bought deal financings for gross proceeds of $16.1 million and $17.3 million, respectively. Additionally, in the fourth quarter of 2019, the Company entered into a $10.0 million promissory note agreement with IXM.

The Company has also been actively pursuing refunds on its Brazil Program of Social Integration (“PIS”) and Contribution for the Financing of Social Security (“COFINS”) federal input tax receivables and has been successful in decreasing these receivables.

The Company completed the acquisition of Tucano in March 2019, which resulted in significant growth in the business. Over the next twelve months, the Company expects to focus on continued Tucano optimization and exploration. In Mexico, a key focus will be the completion of Topia Phase III TSF, the exploration program at the GMC, and overall improvement of the performance of the Mexican operations. In Peru, the Company will be further evaluating the potential for a restart of Coricancha. Although the Company does not have any immediate plans to pursue further acquisitions, this may change and result in the need for additional capital.

The Company’s operating cash flows are very sensitive to the prices of gold and silver, and foreign exchange rate fluctuations, as well as fluctuations in ore grades and other operating factors. Consequently, any cash flow outlook the Company provides may vary significantly. Spending and capital investment plans may also be adjusted in response to changes in operating cash flow expectations. An increase in average gold and silver prices from current levels may result in an increase in planned expenditures and, conversely, weaker average silver prices and gold prices could result in a reduction of planned expenditures.

GREAT PANTHER MINING LIMITED	Page 27
Management’s Discussion & Analysis

Contractual obligations

(000s)	Total	1 year	2-3 years	4-5 years	Thereafter
Operating lease payments	$20	$18	$2	$—	$—
Drilling services	450	450	—	—	—
Equipment purchases	1,117	1,117	—	—	—
Debt obligations	45,924	41,047	4,877	—	—
Capital lease obligations	11,223	4,214	7,009	—	—
Other financial obligations	36,052	32,716	3,336	—	—
Total	$94,786	$79,562	$15,224	$—	$—

Under the terms of the acquisition agreement for Coricancha (the “Coricancha Acquisition Agreement”), Nyrstar, as vendor (the “Vendor”) agreed to indemnify the Company for up to $20.0 million on account of certain reclamation and remediation expenses incurred in connection with Coricancha. As at September 30, 2020, the Company’s unaudited condensed interim consolidated financial statements reflected a reimbursement right in the amount of $9.4 million in respect of these reclamation and remediation obligations that will be recoverable from the Vendor when these expenditures are incurred. Since closing the acquisition on June 30, 2017, the Company has received $1.8 million in reimbursements from the Vendor in respect of reclamation and remediation costs incurred by the Company at Coricancha.

Under the Coricancha Acquisition Agreement, the Vendor also agreed to indemnify the Company for up to $4.0 million in respect of legal claims and fines and sanctions that the Company may be required to pay in connection with Coricancha. As at September 30, 2020, the Company had recorded a reimbursement right in the amount of $1.9 million in respect of certain fines and sanctions and legal claims that will be recoverable from the Vendor upon the conclusion of these claims.

Pursuant to the acquisition of Coricancha on June 30, 2017, the Vendor agreed to maintain a remediation bond in the amount of $9.7 million for Coricancha until at least June 30, 2020. On June 29, 2020, the Company reached an agreement with the Vendor to defer post remediation bond funding requirements beyond the original June 30, 2020 expiry date. The Vendor will maintain a $7.0 million bond until June 30, 2021 and $6.5 million for the following year, effectively deferring the Company’s funding requirements for these amounts until June 30, 2022.

Off-balance sheet arrangements

Other than as disclosed, the Company had no material off-balance sheet arrangements as at the date of this MD&A, that have, or are reasonably likely to have, a current or future effect on the financial performance or financial condition of the Company.

TRANSACTIONS WITH RELATED PARTIES

The Company had no material transactions with related parties.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable and are reviewed on an ongoing basis. Actual results may differ from these estimates.

Refer to note 4 of the 2019 annual audited consolidated financial statements for a detailed discussion of the areas in which critical accounting estimates are made and where actual results may differ from the estimates under different assumptions and conditions and may materially affect financial results of its statement of financial position reported in future periods.

GREAT PANTHER MINING LIMITED	Page 28
Management’s Discussion & Analysis

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

CHANGES IN ACCOUNTING POLICIES

The Company adopted the new IFRS 3 – Business Combinations accounting standard effective January 1, 2020. The adoption of this standard did not have a material impact on the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2020.

NEW ACCOUNTING STANDARDS

There are no new accounting standards that had a material impact on the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2020.

FINANCIAL INSTRUMENTS

(000s)	Fair value[1]	Basis of measurement	Associated risks
Cash and cash equivalents	$66,648	Amortized cost	Credit, currency, interest rate
Marketable securities	$1	Fair value through other comprehensive income (loss)	Exchange
Trade receivables	$2,843	Amortized cost	Credit, commodity price
Derivative assets	$—	Fair value through profit or loss	Credit, currency, interest rate
Restricted cash	$1,044	Amortized cost	Credit, currency, interest rate
Trade payables and accrued liabilities	$36,424	Amortized cost	Currency, liquidity
Derivative liabilities	$11,630	Fair value through profit or loss	Credit, currency, interest rate
Borrowings	$45,924	Amortized cost	Currency, liquidity, interest rate

The Company may be exposed to risks of varying degrees of significance from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. A discussion of the types of risks the Company is exposed to, and how such risks are managed by the Company, is provided in note 20 of the annual audited consolidated financial statements for the year ended December 31, 2019.

SECURITIES OUTSTANDING

As of the date of this MD&A, the Company had 354,727,818 common shares issued and outstanding.  There were 10,942,134 options, 2,067,495 restricted share units, 1,970,600 performance-based restricted share units, 2,420,270 deferred share units and 9,749,727 share purchase warrants outstanding.

NON-GAAP MEASURES

The Company has included certain non-GAAP performance measures throughout this MD&A, including EBITDA, adjusted EBITDA, adjusted net loss, adjusted net loss per share, adjusted net working capital, mine operating earnings before non- cash items, cost per tonne milled, cash cost per gold ounce sold, cash cost per payable silver ounce, AISC per gold ounce sold, AISC per payable silver ounce and AISC per gold ounce sold excluding corporate G&A expenditures, each as defined in this section. The Company employs these measures internally to measure its operating and financial performance and to assist in business decision making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders also use these non-GAAP measures as information to evaluate the Company’s operating and financial performance. As there are no standardized methods of calculating these non-GAAP measures, the Company’s procedures may differ from those used by others and, therefore, the use of these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

1	As at September 30, 2020.

GREAT PANTHER MINING LIMITED	Page 29
Management’s Discussion & Analysis

EBITDA and Adjusted EBITDA

EBITDA provides an indication of the Company’s continuing capacity to generate income from operations before taking into account the Company’s financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding interest expense, interest income, amortization and depletion, and income taxes.

Adjusted EBITDA excludes share-based compensation expense, foreign exchange gains and losses, impairment charges, changes in reclamation estimates recorded in EE&D, and non-recurring items. Under IFRS, entities must reflect within compensation expense the cost of share-based compensation. In the Company’s circumstances, share-based compensation can involve significant amounts that will not be settled in cash but are settled by the issuance of shares in exchange. The Company discloses adjusted EBITDA to aid in understanding the results of the Company.

(000s)	Q3 2020	Q3 2019	Nine months ended September 30, 2020	Nine months ended September 30, 2019
Net income (loss) for the period	$18,635	$(9,171)	$(13,277)	$(62,955)
Income tax expense	2,166	495	2,490	891
Interest income	(54)	(125)	(234)	(615)
Finance costs	1,528	2,374	4,483	6,203
Amortization of mineral properties, plant and equipment	10,213	11,771	30,466	21,631
EBITDA	$32,488	$5,344	$23,928	$(34,845)
Business acquisition costs	—	78	—	2,863
Foreign exchange and derivative instruments losses	1,969	6,781	45,659	5,049
Share-based compensation	455	705	1,863	1,507
Impairment of goodwill	—	—	—	38,682
Change in reclamation and remediation provision recorded in EE&D	22	1	57	(1)
Adjusted EBITDA	$34,934	$12,909	$71,507	$13,255

Adjusted net income (loss) and adjusted earnings (loss) per share

The Company uses adjusted net income (loss) and adjusted earnings(loss) per share to supplement information in its consolidated financial statements. The Company excludes the following from net earnings to provide a measure which allows the Company to evaluate the operating results of the underlying core operations: i) share-based compensation, ii) unrealized loss on derivative instruments, iii) unrealized foreign exchange loss, iv) business acquisition costs and v) impairment of goodwill.

GREAT PANTHER MINING LIMITED	Page 30
Management’s Discussion & Analysis

(000s)	Q3 2020	Q3 2019	Nine months ended September 30, 2020	Nine months ended September 30, 2019
Net income (loss) for the period	$18,635	$(9,171)	$(13,277)	$(62,955)
Adjusted for the following items:
Impairment of goodwill	—	—	—	38,682
Business acquisition costs	—	78	—	2,863
Unrealized loss (gain) on derivative instruments	(5,315)	4,308	15,083	1,680
Unrealized foreign exchange loss (gain)	(1,235)	3,160	12,753	3,364
Share-based compensation	455	705	1,863	1,507
Adjusted net income (loss)	$12,540	$(920)	$16,422	$(14,859)
Weighted average number of shares (000s)	353,768	300,567	332,150	260,509
Adjusted earnings (loss) per share	$0.04	$(0.00)	$0.05	$(0.06)
Diluted adjusted earnings (loss) per share	$0.03	$(0.00)	$0.05	$(0.06)

Adjusted net working capital

Adjusted net working capital provides a measure of financial condition to supplement the information in its consolidated financial statements. The Company excludes unrealized gain/losses on derivative instruments from adjusted net working capital.

(000s)	September 30, 2020	December 31, 2019
Current assets	$121,591	$105,341
Current liabilities	(96,595)	(92,526)
Net working capital	24,996	12,815
Adjusted for the following items:
Derivative assets	—	(3,454)
Derivative liabilities	11,630	—
Adjusted net working capital	$36,626	$9,361

Mine operating earnings before non-cash items

Mine operating earnings before non-cash items provide a measure of the Company’s mine operating earnings on a cash basis. This measure is provided to better assess the cash generation ability of the Company’s operations, before G&A expenses, EE&D expenses, share-based compensation, and amortization. A reconciliation of mine operating earnings is provided in the Results of Operations section.

Cost per tonne milled

The Company uses cost per tonne milled to manage and evaluate operating performance at each of its mines. Cost per tonne milled is calculated based on total production costs on a sales basis, adjusted for changes in inventory and selling costs, to arrive at total production costs that relate to metal production during the period. These total production costs are then divided by the number of tonnes milled during the period.

Management believes that the Company’s ability to control cost per tonne milled is one of the key performance indicators of its operations. The Company believes this measure provides investors and analysts with useful information about its underlying cost of operations and how management controls those costs.

GREAT PANTHER MINING LIMITED	Page 31
Management’s Discussion & Analysis

The following table reconciles cost per tonne milled to production costs, a component of cost of sales, for the three months ended September 30, 2020 and 2019:

	Tucano		GMC		Topia
(000s, unless otherwise noted)	Q3 2020	Q3 2019	Q3 2020	Q3 2019	Q3 2020	Q3 2019
Production costs (sales basis)	$26,758	$42,452	$4,452	$4,150	$3,738	$5,192
Change in concentrate inventory	—	—	(20)	103	95	(314)
Selling costs	—	—	(145)	(53)	(421)	(233)
Production costs (production basis)	$26,758	$42,452	$4,287	$4,200	$3,412	$4,645
Tonnes milled, including custom milling	823,353	747,498	45,101	44,001	20,292	21,761
Cost per tonne milled	$32	$57	$95	$95	$168	$213

The following table reconciles cost per tonne milled to production costs, a component of cost of sales, for the nine months ended September 30, 2020 and 2019:

	Tucano		GMC		Topia
(000s, unless otherwise noted)	Sep 30, 2020	Sep 30, 2019	Sep 30, 2020	Sep 30, 2019	Sep 30, 2020	Sep 30, 2019
Production costs (sales basis)	$78,637	$72,069	$10,740	$13,547	$9,378	$13,931
Change in concentrate inventory	—	—	(245)	(107)	(226)	(33)
Selling costs	—	—	(146)	(175)	(423)	(626)
Production costs (production basis)	$78,637	$72,069	$10,349	$13,265	$8,729	$13,272
Tonnes milled, including custom milling	2,457,187	1,660,347	111,463	138,900	47,431	61,360
Cost per tonne milled	$32	$43	$93	$95	$184	$216

Cash cost per gold ounce sold

The Company uses cash cost to manage and evaluate operating performance at each of its mines. It is a widely reported measure in the precious metals mining industry as a benchmark for performance but does not have a standardized meaning. Cash cost is calculated based on the total cash operating costs with the deduction of revenue attributable to sales of by-product metals, net of the respective smelting and refining charges.

Management believes the Company’s ability to control cash cost is one of the key performance indicators for its operations. Having low cash cost facilitates profitability, even during times of declining commodity prices, and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improves the Company’s financial condition. The Company believes this measure provides investors and analysts with useful information about the Company's underlying cash cost of operations and the impact of by-product revenue on the Company’s cost structure. Consequently, it is a relevant metric to use to understand the Company’s operating profitability and its ability to generate positive cash flow.

Great Panther’s primary business is gold and silver production. The Company’s focus is on maximizing returns from gold production at Tucano, silver production at the GMC and Topia, and other metal production associated with the silver production process. As gold is the primary metal produced by value since the addition of Tucano, silver, zinc and lead produced from operations are considered by-products. As a result, the Company’s non-GAAP cost performance measures are disclosed on a gold ounce sold basis. When deriving the production costs associated with an ounce of gold, the Company deducts by-product credits from silver, zinc and lead sales that are associated with the gold production process, thereby allowing management and other stakeholders to assess the net costs of gold production, and the associated by-product credits are computed based on sales during the period as opposed to a production basis. As such, the amount of the by-product credits may not directly correlate to the production reported for the period. Similarly, the cost per tonne milled during the period may not directly correlate to the cash cost reported for the same period due to differences between production and sales volumes.

GREAT PANTHER MINING LIMITED	Page 32
Management’s Discussion & Analysis

The following table reconciles cash cost per gold ounce sold to production cost for the three months ended September 30, 2020, and 2019.

	Tucano		Mexico		Consolidated
(000s, unless otherwise noted)	Q3 2020	Q3 2019	Q3 2020	Q3 2019	Q3 2020	Q3 2019
Production costs (sales basis)	$26,758	$42,452	$8,190	$9,342	$34,948	$51,794
Smelting and refining charges	24	93	1,300	1,096	1,324	1,189
Revenue from custom milling	—	—	—	—	—	—
Cash operating costs	26,782	42,545	9,490	10,438	36,272	52,983
Gross by-product revenue
Silver by-product revenue	(158)	—	(9,258)	(6,990)	(9,416)	(6,990)
Lead by-product revenue	—	—	(806)	(1,145)	(806)	(1,145)
Zinc by-product revenue	—	—	(1,018)	(1,226)	(1,018)	(1,226)
Cash operating costs, net of by-product revenue	$26,624	$42,545	$(1,592)	$1,077	$25,032	$43,622
Gold ounces sold	33,112	40,024	2,067	3,001	35,179	43,025
Cash cost per gold ounce sold	$804	$1,063	$(770)	$359	$712	$1,014

The following table reconciles cash cost per gold ounce sold to production costs for the nine months ended September 30, 2020 and 2019:

	Tucano		Mexico		Consolidated
(000s, unless otherwise noted)	Sep 30, 2020	Sep 30, 2019	Sep 30, 2020	Sep 30, 2019	Sep 30, 2020	Sep 30, 2019
Production costs (sales basis)	$78,637	$72,069	$20,118	$27,478	$98,755	$99,547
Smelting and refining charges	68	179	3,084	2,525	3,152	2,704
Revenue from custom milling	—	—	(34)	(66)	(34)	(66)
Cash operating costs	78,705	72,248	23,168	29,937	101,873	102,185
Gross by-product revenue
Silver by-product revenue	(335)	—	(17,441)	(16,488)	(17,776)	(16,488)
Lead by-product revenue	—	—	(1,753)	(2,749)	(1,753)	(2,749)
Zinc by-product revenue	—	—	(2,262)	(3,857)	(2,262)	(3,857)
Cash operating costs, net of by-product revenue	$78,370	$72,248	$1,712	$6,843	$80,082	$79,091
Gold ounces sold	93,375	71,808	5,688	9,256	99,063	81,064
Cash cost per gold ounce sold	$839	$1,006	$301	$739	$808	$976

GREAT PANTHER MINING LIMITED	Page 33
Management’s Discussion & Analysis

Cash cost per payable silver ounce

Although the Company’s primary metal produced by value is gold after the Acquisition, the Company still uses cash cost per payable silver ounce to manage and evaluate operating performance at its operating mines in Mexico because silver continues to represent a significant portion of production at these mines. The Company is, therefore, continuing to provide the following table that reconciles cash cost per payable silver ounce to production costs for the three months ended September 30, 2020 and 2019:

	GMC		Topia
(000s, unless otherwise noted)	Q3 2020	Q3 2019	Q3 2020	Q3 2019
Production costs (sales basis)	$4,452	$4,150	$3,738	$5,192
Smelting and refining charges	511	293	789	803
Revenue from custom milling	—	—	—	—
Cash operating costs	4,963	4,443	4,527	5,995
Gross by-product revenue
Gold by-product revenue	(3,641)	(4,172)	(379)	(320)
Lead by-product revenue	—	—	(806)	(1,145)
Zinc by-product revenue	—	—	(1,018)	(1,226)
Cash operating costs, net of by-product revenue	$1,322	$271	$2,324	$3,304
Payable silver ounces sold	157,628	127,834	196,758	267,496
Cash cost per payable silver ounce	$8.38	$2.12	$11.82	$12.35

The following table reconciles cash cost per payable silver ounce sold to production costs for the nine months ended September 30, 2020 and 2019:

	GMC		Topia
(000s, unless otherwise noted)	Sep 30, 2020	Sep 30, 2019	Sep 30, 2020	Sep 30, 2019
Production costs (sales basis)	$10,740	$13,547	$9,378	$13,931
Smelting and refining charges	1,108	828	1,976	1,697
Revenue from custom milling	—	—	(34)	(66)
Cash operating costs	11,848	14,375	11,320	15,562
Gross by-product revenue
Gold by-product revenue	(9,120)	(11,767)	(951)	(1,000)
Lead by-product revenue	—	—	(1,753)	(2,749)
Zinc by-product revenue	—	—	(2,262)	(3,857)
Cash operating costs, net of by-product revenue	$2,728	$2,608	$6,354	$7,956
Payable silver ounces sold	384,192	387,420	472,494	644,558
Cash cost per payable silver ounce	$7.10	$6.73	$13.45	$12.34

GREAT PANTHER MINING LIMITED	Page 34
Management’s Discussion & Analysis

All-in sustaining cost (“AISC”) per gold ounce sold

AISC has been calculated based on World Gold Council (“WGC”) guidance released in 2013 and updated in 2018. The WGC is not a regulatory organization and does not have the authority to develop accounting standards for disclosure requirements. The Company believes that the disclosure of this measure provides a broader measure of the cost of producing an ounce of gold at its operations as this measure includes sustaining capital and EE&D expenditures, G&A costs, and other costs not commonly included in the cost of production and therefore not included in cash cost.

AISC starts with cash cost net of by-product revenue and adds G&A expenditures inclusive of share-based compensation, lease liability payments, accretion of reclamation provisions, sustaining EE&D expenses, and sustaining capital expenditures. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output. Excluded are non-sustaining capital expenditures, which result in a material increase in the life of assets, materially increase resources or reserves, productive capacity, or future earning potential, or which result in significant improvements in recovery or grade. Management believes that AISC represents the total sustainable costs of producing gold from current operations and provides additional information on the Company’s operational performance and ability to generate cash flows.

The following table reconciles cash operating costs, net of by-product revenue, to AISC per gold ounce sold for the three months ended September 30, 2020 and 2019:

	Tucano		Mexico		Corporate		Consolidated
(000s, unless otherwise noted)	Q3 2020	Q3 2019	Q3 2020	Q3 2019	Q3 2020	Q3 2019	Q3 2020	Q3 2019
Cash operating costs, net of by-product revenue[1]	$26,624	$42,545	$(1,592)	$1,077	$—	$—	$25,032	$43,622
G&A costs	—	—	—	—	2,988	2,142	2,988	2,142
Lease liability payments	1,248	1,875	43	48	59	54	1,350	1,977
Share-based compensation	—	—	—	—	455	704	455	704
Accretion	246	—	(3)	(7)	—	(18)	243	(25)
Sustaining EE&D costs	—	—	1,448	1,169	27	7	1,475	1,176
Stripping costs	5,137	6,700	—	—	—	—	5,137	6,700
Sustaining capital expenditures	1,872	2,008	811	714	—	—	2,683	2,722
Care and maintenance costs	—	—	142	213	—	—	142	213
All-in sustaining costs	$35,127	$53,128	$849	$3,214	$3,529	$2,889	$39,505	$59,231
Gold ounces sold	33,112	40,024	2,067	3,001	n/a	n/a	35,179	43,025
AISC per gold ounce sold	$1,061	$1,327	$411	$1,071	n/a	n/a	$1,123	$1,377

1	Cash operating costs, net of by-product revenue, are reconciled to the Company’s consolidated financial statements in the cash cost table.

GREAT PANTHER MINING LIMITED	Page 35
Management’s Discussion & Analysis

The following table reconciles cash operating costs, net of by-product revenue, to AISC per gold ounce sold for the nine months ended September 30, 2020 and 2019:

	Tucano		Mexico		Corporate		Consolidated
(000s, unless otherwise noted)	Sep 30, 2020	Sep 30, 2019	Sep 30, 2020	Sep 30, 2019	Sep 30, 2020	Sep 30, 2019	Sep 30, 2020	Sep 30, 2019
Cash operating costs, net of by-product revenue[1]	$78,370	$72,248	$1,712	$6,843	$—	$—	$80,082	$79,091
G&A costs	—	—	—	—	8,733	6,961	8,733	6,961
Lease liability payments	4,139	4,058	63	82	173	166	4,375	4,306
Share-based compensation	—	—	—	—	1,863	1,507	1,863	1,507
Accretion	709	—	63	56	—	—	772	56
Sustaining EE&D costs	329	—	2,743	2,749	115	(15)	3,187	2,734
Stripping costs	24,450	12,180	—	—	—	—	24,450	12,180
Sustaining capital expenditures	4,934	2,548	1,477	1,737	—	—	6,411	4,285
Care and maintenance costs	—	—	1,960	599	—	—	1,960	599
All-in sustaining costs	$112,931	$91,034	$8,018	$12,066	$10,884	$8,619	$131,833	$111,719
Gold ounces sold	93,375	71,808	5,688	9,256	n/a	n/a	99,063	81,064
AISC per gold ounce sold	$1,209	$1,268	$1,410	$1,304	n/a	n/a	$1,331	$1,378

1	Cash operating costs, net of by-product revenue, are reconciled to the Company’s consolidated financial statements in the cash cost table.

GREAT PANTHER MINING LIMITED	Page 36
Management’s Discussion & Analysis

AISC per payable silver ounce

As noted above, although the Company’s primary metal produced by value is gold after the Acquisition, the Company still believes metrics on a silver basis is meaningful to manage and evaluate operating performance at its operating mines in Mexico because silver continues to represent a significant portion of the production at these two mines. The Company is, therefore, continuing to provide the following table that reconciles cash operating costs, net of by-product revenue, to AISC per payable silver ounce for the three months ended September 30, 2020 and 2019:

	GMC		Topia
(000s, unless otherwise noted)	Q3 2020	Q3 2019	Q3 2020	Q3 2019
Cash operating costs, net of by-product revenue[1]	$1,322	$271	$2,324	$3,304
Lease liability payments	—	—	43	48
Accretion	(2)	1	(1)	(8)
Sustaining EE&D costs	1,346	709	102	460
Sustaining capital expenditures	161	61	650	653
Care and maintenance costs	142	213	—	—
All-in sustaining costs	$2,969	$1,255	$3,118	$4,457
Payable silver ounces sold	157,628	127,834	196,758	267,496
AISC per payable silver ounce	$18.83	$9.82	$15.85	$16.66

The following table reconciles cash operating costs, net of by-product revenue, to AISC per payable silver ounce for the nine months ended September 30, 2020 and 2019:

	GMC		Topia
(000s, unless otherwise noted)	Sep 30, 2020	Sep 30, 2019	Sep 30, 2020	Sep 30, 2019
Cash operating costs, net of by-product revenue[1]	$2,727	$2,608	$6,355	$7,956
Lease liability payments	—	14	63	68
Accretion	26	30	37	26
Sustaining EE&D costs	2,546	2,142	197	607
Sustaining capital expenditures	315	147	1,162	1,590
Care and maintenance costs	1,382	599	578	—
All-in sustaining costs	$6,996	$5,540	$8,392	$10,247
Payable silver ounces sold	384,192	387,420	472,494	644,558
AISC per payable silver ounce	$18.21	$14.30	$17.76	$15.90

1	Cash operating costs, net of by-product revenue, are reconciled to the Company’s consolidated financial statements in the cash cost table.

GREAT PANTHER MINING LIMITED	Page 37
Management’s Discussion & Analysis

AISC per gold ounce sold, excluding corporate G&A expenditures

AISC excluding corporate G&A expenditures reflects the AISC at the Company’s operating mines. The calculation starts with cash cost net of by-product revenue and adds accretion of reclamation provisions, lease liability payments, sustaining EE&D expenses, and sustaining capital expenditures for the operating mines. Sustaining expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output.

The following table reconciles cash operating costs, net of by-product revenue, to AISC per gold ounce sold, excluding corporate G&A expenditures for the three months ended September 30, 2020 and 2019:

	Tucano		Mexico		Consolidated
(000s, unless otherwise noted)	Q3 2020	Q3 2019	Q3 2020	Q3 2019	Q3 2020	Q3 2019
Cash operating costs, net of by-product revenue[1]	$26,624	$42,545	$(1,592)	$1,077	$25,032	$43,622
Lease liability payments	1,248	1,875	43	48	1,291	1,923
Accretion	246	—	(3)	(7)	243	(7)
Sustaining EE&D costs	—	—	1,448	1,169	1,448	1,169
Stripping costs	5,137	6,700	—	—	5,137	6,700
Sustaining capital expenditures	1,872	2,008	811	714	2,683	2,722
Care and maintenance costs	—	—	142	213	142	213
All-in sustaining costs	$35,127	$53,128	$849	$3,214	$35,976	$56,342
Gold ounces sold	33,112	40,024	2,067	3,001	35,179	43,025
AISC per gold ounce sold, excluding corporate G&A expenditures	$1,061	$1,327	$411	$1,071	$1,023	$1,310

1	Cash operating costs, net of by-product revenue, are reconciled to the Company’s consolidated financial statements in the cash cost table.

GREAT PANTHER MINING LIMITED	Page 38
Management’s Discussion & Analysis

The following table reconciles cash operating costs, net of by-product revenue, to AISC per gold ounce sold, excluding corporate G&A expenditures for the nine months ended September 30, 2020 and 2019:

	Tucano		Mexico		Consolidated
(000s, unless otherwise noted)	Sep 30, 2020	Sep 30, 2019	Sep 30, 2020	Sep 30, 2019	Sep 30, 2020	Sep 30, 2019
Cash operating costs, net of by-product revenue[1]	$78,370	$72,248	$1,712	$6,843	$80,082	$79,091
Lease liability payments	4,139	4,058	63	82	4,202	4,140
Accretion	709	—	63	56	772	56
Sustaining EE&D costs	329	—	2,743	2,749	3,072	2,749
Stripping costs	24,450	12,180	—	—	24,450	12,180
Sustaining capital expenditures	4,934	2,548	1,477	1,737	6,411	4,285
Care and maintenance costs	—	—	1,960	599	1,960	599
All-in sustaining costs	$112,931	$91,034	$8,018	$12,066	$120,949	$103,100
Gold ounces sold	93,375	71,808	5,688	9,256	99,063	81,064
AISC per gold ounce sold, excluding corporate G&A expenditures	$1,209	$1,268	$1,410	$1,304	$1,221	$1,272

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance in respect of the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS. There have been no changes that occurred during the three months ended September 30, 2020, that have materially affected or are reasonably likely to affect, internal controls over financial reporting materially. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial preparation and presentation. In addition, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management is also responsible for the design and effectiveness of disclosure controls and procedures that are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, are made known to the Company’s certifying officers. There have been no changes that occurred during the three months ended September 30, 2020 that have materially affected or are reasonably likely to affect the Company’s disclosure controls and procedures.

1	Cash operating costs, net of by-product revenue, are reconciled to the Company’s consolidated financial statements in the cash cost table.

GREAT PANTHER MINING LIMITED	Page 39
Management’s Discussion & Analysis

TECHNICAL INFORMATION

The scientific and technical information contained in this MD&A has been reviewed and approved by Neil Hepworth, M.Sc., C. Eng., the Company’s Chief Operating Officer, Fernando Cornejo, M. Eng., P. Eng., the Company’s Vice President of Operations, Brazil, and Nicholas Winer, FAusIMM, the Company’s Vice President, Exploration each of whom is a Qualified Person, as the term is defined in Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

For more detailed information regarding the Company’s material mineral properties as at December 31, 2019, and technical information related thereto, including a complete list of current technical reports applicable to such properties, please refer to the Company’s Annual Information Form dated March 30, 2020, filed at www.sedar.com or the Company’s most recent Form 40-F filed with the SEC.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this document constitute “forward-looking statements” within the meaning of the United States "Private Securities Litigation Reform Act" of 1995 and “forward-looking information” within Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, addressing activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the words “anticipates”, “believes”, “expects”, “may”, “likely”, “plans”, “intends”, “expects”, “may”, “forecast”, “project”, “budgets”, “guidance”, “targets”, “potential”, and “outlook”, or similar words, or statements that certain events or conditions “may”, “might”, “could”, “can”, “would”, or “will” occur. Forward-looking statements reflect the Company’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors, which may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

In particular, this MD&A includes forward-looking statements, principally under the section titled Guidance and Outlook, but also elsewhere in this document relating to estimates, forecasts, and statements as to management’s expectations, opinions and assumptions with respect to the future production of gold, silver, lead and zinc; profit, operating costs and cash flows; grade improvements; sales volume and selling prices of products; capital and exploration expenditures, plans, timing, progress, and expectations for the development of the Company’s mines and projects, including its planned use of proceeds from the Offering; the timing of production and the cash and total costs of production; sensitivity of earnings to changes in commodity prices and exchange rates; the impact of foreign currency exchange rates; expenditures to increase or determine reserves and resources; sufficiency of available capital resources; title to claims; expansion and acquisition plans; and the future plans and expectations for the Company’s properties and operations. Examples of specific information in this MD&A and or incorporated by reference to the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2020, that may constitute forward-looking statements are:

Regarding Tucano

  expectations regarding the ongoing geotechnical control of UCS where mining restarted in the last week of October, the ability to continue mining and the ability to continue to include the UCS pit as part of the Mineral Resource and Mineral Reserve estimate;

  expectations regarding the timing of the UCS remediation report and the results thereof;

  expectations regarding the production profile for Tucano and its ability to meet the production and cost guidance for 2020;

  expectations regarding Tucano’s near-mine and regional exploration programs and ability to discover new Mineral Resources, and or convert Mineral Resources to Mineral Reserves and related plans to incorporate the results of such programs into an updated Mineral Resource and Reserve estimate by the end of 2020;

  expectations regarding the TAP AB drill program which resulted in a number of high-grade intersections which together with other intersections indicated continuity of the zone;

  expectations of Tucano’s significant exploration potential, including regional, and multiple in-mine and near-mine opportunities with the potential to extend the mine life;

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Management’s Discussion & Analysis

  plans to focus on the regional exploration program in the current quarter of 2020, including diamond drilling of the Mutum anamoly, at Saraminda and an extensive soil and stream sediment sampling and evaluation of the priority exploration corridors of the regional land package;

  plans to continue infill drilling and related expectations and timing regarding the potential for an underground mine and possible plans to make a decision to complete a feasibility study, following completion of an underground targeted drill program;

  expectations regarding cost reductions that may be achieved for the remainder of 2020; and

  expectations regarding capital expenditures at Tucano.

Regarding the GMC:

  expectations that the Company will maintain operations while it continues to wait for the results of the CONAGUA evaluation of the technical information submitted;

  expectations that the current tailings footprint at the GMC can be maintained and can support operations at the GMC until May 2023;

  expectations that permits associated with the use and expansion of the TSF at the GMC will be granted in due course and on favourable terms, with no suspension of the GMC operations;

  expectations that additional Mineral Resources may be identified at the GMC, including whether or not such resources have can be defined as Mineral Reserves;

  expectations that the Company will receive any additional water use and discharge permits required to maintain operations at the GMC; and

  expectations regarding the results of exploration programs at Guanajuato in 2020 and 2021.

Regarding Topia:

  expectations that the Phase II TSF can be operated as planned on the basis of positive results of monitoring and the availability of the Phase III TSF which is expected to be available for use after constructing retaining walls and erosion controls around the base of the facility with an expected completion in the second quarter of 2021, provided no additional COVID-19 related delays occur; and
  expectations that the Company will be able to achieve compliance with the voluntary environmental audit program authorized by the Procuraduría Federal de Protección al Ambiente by January 2021, and that upon completion of the compliance program, further reviews will not lead to future suspensions of operations.

Regarding Coricancha:

  expectation that pending proposals for modification of an approved closure plan will conclude with the approval of the MEM, which may also resolve any related fines or penalties;

  expectations regarding the availability of funds to restart production and the ability to restart a commercially viable mine;

  expectations regarding the costs to restart Coricancha;

  expectations that Coricancha can be restarted and operated on the operating assumptions confirmed by the BSP which are preliminary in nature and are not based on Mineral Resources that have been defined as Mineral Reserves;

  expectations regarding recoveries from Nyrstar in relation to its Coricancha indemnification obligations and the potential funding obligations under bonds posted with the MEM as security for closure and reclamation obligations;

  opportunities relating to optimization of mining, future exploration and the expansion of the mine life indicated under the PEA; and

  expectations regarding the reclamation process.

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Management’s Discussion & Analysis

Regarding general corporate matters:

  guidance provided in the Guidance and Outlook section of this MD&A, such as the production, cash cost, AISC, sustaining capital and exploration growth costs as well as the ability of the Company to meet consolidated guidance and individual mine guidance, including expectations regarding the impact of the GMC’s AISC which is higher than expected;

  expectations that the Company will be able to generate positive cash flows from operations in 2020 prior to capital investments, exploration and evaluation and development costs, and debt repayment obligations, at current metal prices and at current exchange rates for the BRL and MXN to the USD;

  the Company's plans to pursue acquisition opportunities to complement its existing portfolio;

  expectations that along with its cash flows generated from mining activities, and its current cash and other net working capital, including cash raised from equity and debt financing and the ATM Facility, that it will have sufficient capital resources to fund capital investments and projects and to repay indebtedness and carry out the programs and plans necessary to maintain and grow operations;

  expectations that the Company’s operations will not be impacted materially by government or industry measures to control the spread of COVID-19, including the impact of future orders of federal governments to curtail or cease mining operations in Brazil or Mexico as a result of the COVID-19 pandemic;

  estimates made by management in the preparation of the Company’s financial statements relating to the assessments of provisions for loss and contingent liabilities relating to legal proceedings and the estimation of the carrying value of the Company’s mineral properties;

  expectations that metallurgical, environmental, permitting, legal, title, taxation, socio-economic, political, social, marketing or other issues will not materially affect the Company’s estimates or Mineral Reserves and Mineral Resources or its future mining plans;

  expectations regarding future debt or equity financings, including any sales under the Company’s existing ATM Facility to improve working capital, fund planned capital investments and exploration programs for its operating mines, for acquisitions and to meet scheduled debt repayment obligations;

  expectations regarding access to additional capital to fund additional expansion or development plans and general working capital needs; and

  expectations in respect of permitting and development activities.

These forward-looking statements and information reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include:

  the assumptions underlying the Company’s Guidance and Outlook continuing to be accurate;

  continued operations at all three of the Company’s mines for the balance of 2020 without significant interruption due to COVID-19 or any other reason;

  continued operations at Tucano in accordance with the Company’s mine plan, including the expectations regarding the ongoing geotechnical control of UCS where mining re-started in the last week of October;

  the accuracy of the Company’s Mineral Reserve and Mineral Resource estimates and the assumptions upon which they are based;

  ore grades and recoveries; prices for silver, gold, and base metals remaining as estimated;

  currency exchange rates remaining as estimated;

  capital, decommissioning and reclamation estimates;

  prices for energy inputs, labour, materials, supplies and services (including transportation);

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Management’s Discussion & Analysis

  national and international transportation arrangements to deliver Tucano’s gold doré to international refineries continue to remain available, despite inherent risks due to COVID-19;

  international refineries that the Company uses continue to operate and refine the Company’s gold doré, and in a timely manner such that the Company is able to realize revenue from the sale of its refined metal in the timeframe anticipated, despite inherent risks due to COVID-19;

  all necessary permits, licenses and regulatory approvals for the Company’s operations are received in a timely manner, including the granting of permits for Jolula TSF in time to prevent interruption to operations;

  the Company’s ability to comply with environmental, health and safety laws;

  management’s estimates in connection with the assessment of provisions for loss and contingent liabilities relating to legal proceedings will not differ materially from the ultimate loss or damages incurred by the Company;

  the Company will meet its production forecasts and generate the anticipated cash flows from operations for the remainder of 2020 with the result that the Company will be able to meet its scheduled debt payments when due;

  the accuracy of the information included or implied in the various published technical reports;

  the geological, operational and price assumptions on which these technical reports are based;

  conditions in the financial markets;

  the ability to attract and retain skilled staff;

  the ability to procure equipment and operating supplies and that there are no unanticipated material variations in the cost of energy or supplies;

  the ability to secure contracts for the sale of the Company’s products (metals concentrates and gold doré);

  the execution and outcome of current or future exploration activities;

  the ability to obtain adequate financing for planned activities and to complete further exploration programs;

  the Company’s ability to maintain adequate internal control over financial reporting, and disclosure controls and procedures;

  the ability of contractors to perform their contractual obligations; and

  operations not being disrupted by issues such as workforce shortages, mechanical failures, labour or social disturbances, illegal occupations or mining, seismic events, and adverse weather conditions.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to:

  the Company may experience an increase in COVID-19 infection amongst its employees and contractors even with the adoption of enhanced safety protocols and safeguards;

  The Company cannot provide assurance that there will not be interruptions to its operations in the future as a result of COVID-19 including: (i) the impact restrictions that governments may impose or the Company voluntarily imposes to address COVID-19 which if sustained or resulted in a significant curtailment could have a material adverse impact on the Company’s production, revenue and financial condition and may materially impact the Company’s ability to meet its production guidance included herein and complete near-mine and regional exploration plans at Tucano; (ii) shortages of employees; (iii) unavailability of contractors and subcontractors; (iv) interruption of supplies and the provision of services from third parties upon which the Company relies; (v) restrictions that governments impose to address the COVID-19 outbreak; (vi) disruptions in transportation services that could impact the Company’s ability to deliver gold doré and metal concentrates to refineries; (vii) restrictions that the Company and its contractors and subcontractors impose to ensure the safety of employees and others; and (viii) restrictions on operations imposed by governmental authorities;

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Management’s Discussion & Analysis

  the Company’s ability to appropriately capitalize and finance its operations, including the risk that the Company is: (i) unable to renew or extend existing credit facilities that become due which may increase the need to raise new external sources of capital; or (ii) unable to access sources of capital which could adversely impact the Company’s liquidity and require the Company to curtail capital and exploration program, and other discretionary expenditures;

  planned exploration activities may not result in the conversion of existing Mineral Resources into Mineral Reserves or discovery of new Mineral Resources;

  the Company may be unable to meet its production forecasts or to generate the anticipated cash flows from operations for the remainder of 2020, and as a result, the Company may be unable to meet its scheduled debt payments when due or to meet financial covenants to which the Company is subject;

  the inherent risk that estimates of Mineral Reserves and Resources may not be accurate and accordingly that mine production and recovery will not be as estimated or predicted;

  gold, silver and base metal prices may decline or may be less than forecasted or may experience unpredictable fluctuations;

  even though the geotechnical consultant has given the approval to restart mining the UCS pit in the last week of October, there is no assurance that the Company will be able to continue mining and be able to access the UCS Mineral Reserves which may adversely impact the Company’s production plans and future revenue;

  fluctuations in currency exchange rates (including the USD to BRL exchange rate) may increase costs of operations;

  challenging operational viability of Mexican operations;

  operational and physical risks inherent in mining operations (including pit wall collapses, tailings storage facility failures, environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather) may result in unforeseen costs, shutdowns, delays in production and exposure to liability;

  there is no assurance that the Company will be able to identify or complete acquisition opportunities;

  management’s estimates regarding the carrying value of its mineral properties may be subject to change in future financial periods, which may result in further write-downs and consequential impairment loss;

  management’s estimates in connection with the assessment of provisions for loss and contingent liabilities relating to legal proceedings may differ materially from the ultimate loss or damages incurred by the Company;

  potential political and social risks involving Great Panther’s operations in a foreign jurisdiction;

  the potential for unexpected and excessive costs and expenses and the possibility of project delays;

  employee and contractors relations;

  relationships with, and claims by, local communities;

  the Company’s ability to obtain and maintain all necessary permits, licenses and regulatory approvals in a timely manner, including the granting of permits for Jolula TSF in time which if not granted could result in an interruption of operations and the ability to maintain those permits, licenses and regulatory approvals and the conditions required thereunder;

  changes in laws, regulations and government practices in the jurisdictions in which the Company operates; legal restrictions related to mining;

  the inability to operate the Topia Phase II TSF as planned;

  diminishing quantities or grades of mineralization as properties are mined;

  operating or technical difficulties in mineral exploration and changes in project parameters as plans continue to be refined;

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Management’s Discussion & Analysis

  acts of foreign governments;

  political risk;

  labour or social unrest;

  illegal mining, including the potential for safety and security risks related thereto;

  uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects;

  unanticipated operational difficulties due to adverse weather conditions, failure of plant or mine equipment and unanticipated events related to health, safety, and environmental matters;

  uncertainty of revenue, cash flows and profitability, the potential to achieve any particular level of recovery, the costs of such recovery, the rates of production and costs of production, where production decisions are not based on any feasibility studies of Mineral Reserves demonstrating economic and technical viability;

  cash flows may vary and the Company’s business may not generate sufficient cash flow from operations to enable it to satisfy its debt and other obligations;

  an unfavourable decision by the MEM with respect to the proposed modification to the Coricancha closure plan;

  reclamation costs exceed the amounts estimated;

  failure of counterparties to perform their contractual obligations, including risk that Nyrstar is unable to fund its indemnity obligations under the Acquisition Agreement, and the guarantors thereunder do not have the necessary financial resources to discharge their obligations under the guarantees;

  litigation risk;

  certain of the Company’s directors and officers may continue to be involved in a wide range of business activities through their direct and indirect participation in corporations, partnerships or joint arrangements, some of which are in the same business as the Company and situations may arise in connection with potential acquisitions and investments where the other interests of these directors and officers may conflict with the interests of the Company;

  deterioration of general economic conditions, including increased volatility and global financial conditions; and

  the Company’s ability to operate as anticipated,

and other risks and uncertainties, including those described in respect of Great Panther in its Annual Information Form (“AIF”) for the year ended December 31, 2019, and material change reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the SEC and available at www.sec.gov.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A. The Company will update forward-looking statements and information if and when, and to the extent required by applicable securities laws. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Further information can be found in the section entitled "Description of the Business – Risk Factors" in the most recent Form 40-F/AIF for the Company’s year ended December 31, 2019, on file with the SEC and Canadian provincial securities regulatory authorities. Readers are advised to carefully review and consider the risk factors identified in the Form 40-F/AIF for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. It is recommended that prospective investors consult the complete discussion of the Company’s business, financial condition and prospects that is included in the Form 40-F/AIF.

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Management’s Discussion & Analysis

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws, the Company is required to provide disclosure regarding its mineral properties in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. In accordance with NI 43-101, the Company uses the terms Mineral Reserves and Resources as they are defined in accordance with the CIM Definition Standards on Mineral Reserves and Resources (the “CIM Definition Standards”) adopted by the Canadian Institute of Mining, Metallurgy and Petroleum.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934 (the “U.S. Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”). The SEC Modernization Rules have replaced the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 (“Guide 7”) following a transition period. The Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules as the Company is presently a “foreign issuer” under the U.S. Exchange Act and entitled to file continuous disclosure reports with the SEC under the multijurisdictional disclosure system (“MJDS”) adopted by Canada and the United States.

The SEC Modernization Rules include the adoption of terms describing Mineral Reserves and Mineral Resources that are substantially similar to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, SEC will now recognize estimates of Measured Mineral Resources, Indicated Mineral Resources and Inferred Mineral Resources. In addition, the SEC has amended its definitions of Proven Mineral Reserves and Probable Mineral Reserves to be substantially similar to the corresponding CIM Definitions.

United States investors are cautioned that while the terms used in the SEC Modernization Rules are “substantially similar” to CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards.  Accordingly, there is no assurance any Mineral Resources that the Company may report as “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules. United States investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not to assume that any part or all of the mineral deposits in these categories would ever be converted into a higher category of Mineral Resources or into Mineral Reserves. Mineralization described by these terms has a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” that the Company reports are or will be economically or legally mineable.

Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian securities laws, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

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Management’s Discussion & Analysis

In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

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Management’s Discussion & Analysis